Exhibit 99.1

MAGNA INTERNATIONAL INC.
337 Magna Drive
Aurora, ON, Canada L4G 7K1
Tel:  (905) 726-2462
Fax:  (905) 729-7164

Magna announces fourth quarter and 2009 results

AURORA, ON, Feb. 25, 2010 - Magna International Inc. (TSX: MG.A; NYSE: MGA) today reported financial results for the fourth quarter and year ended December 31, 2009.
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                                    THREE MONTHS ENDED         YEAR ENDED
                                        DECEMBER 31,          DECEMBER 31,
                                   --------------------  --------------------
                                      2009       2008       2009       2008
                                   ---------  ---------  ---------  ---------
    Sales                          $  5,419   $  4,836   $ 17,367   $ 23,704

    Operating income (loss)        $   (125)  $   (165)  $   (511)  $    328

    Net income (loss)              $   (139)  $   (148)  $   (493)  $     71

    Diluted earnings (loss)
     per share                     $  (1.25)  $  (1.33)  $  (4.41)  $   0.62

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    All results are reported in millions of U.S. dollars, except per share figures, which are in U.S. dollars.
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    YEAR ENDED DECEMBER 31, 2009
    ----------------------------
We posted sales of $17.4 billion for 2009, a decrease of 27% from 2008. This lower sales level was a result of decreases in our North American and European production sales, complete vehicle assembly sales and tooling, engineering and other sales, offset in part by an increase in Rest of World production sales.
External production sales in North America decreased 31% or $3.4 billion to $7.5 billion for the year ended December 31, 2009 compared to $10.9 billion for the year ended December 31, 2008. This decrease in production sales reflects a 32% decrease in North American vehicle production volumes partially offset by a 1% increase in our North American average dollar content per vehicle.
External production sales in Europe decreased 17% or $1.2 billion to $5.9 billion for the year ended December 31, 2009 compared to $7.1 billion for the year ended December 31, 2008. This decrease in production sales reflects a
19% decrease in European vehicle production volumes partially offset by a 2% increase in our European average dollar content per vehicle.
Complete vehicle assembly sales decreased 47% to $1.8 billion for 2009 compared to $3.3 billion for 2008, while complete vehicle assembly volumes declined 55% to approximately 57 thousand units.
During 2009, operating loss was $511 million, net loss was $493 million and diluted loss per share was $4.41, decreases of $839 million, $564 million and $5.03, respectively, each compared to 2008.
During 2009 and 2008, we recorded a number of unusual items, including impairment charges associated with goodwill, long-lived assets and future tax assets, restructuring charges, foreign currency gains, net losses on disposal of a facility, future tax charges and a curtailment gain. The aggregate charge to net income for 2009 and 2008 related to unusual items totalled $195 and $313 million, respectively. On a per share basis, the aggregate net charge for unusual items totalled $1.74 and $2.75 in 2009 and 2008, respectively.
During 2009, we generated cash from operations of $621 million before changes in non-cash operating assets and liabilities, and invested $94 million in non-cash operating assets and liabilities. Total investment activities for
2009 were $906 million, including $629 million in fixed asset additions, a
$227 million increase in investments and other assets and $50 million to purchase subsidiaries.
    THREE MONTHS ENDED DECEMBER 31, 2009
    ------------------------------------
We posted sales of $5.4 billion for the fourth quarter ended December 31,
2009, an increase of 12% from the fourth quarter of 2008. This higher sales level was a result of increases in our North American, European and Rest of World production sales and complete vehicle assembly sales, offset in part by decreases in our tooling, engineering and other sales.
External production sales in North America increased 1% or $24 million to
$2.42 billion for the fourth quarter of 2009 compared to $2.39 billion for the fourth quarter of 2008. This increase in production sales reflects a 2% increase in North American vehicle production volumes partially offset by a
1% decrease in our North American average dollar content per vehicle.
External production sales in Europe increased 35% or $450 million to $1.7 billion for the fourth quarter of 2009 compared to $1.3 billion for the fourth quarter of 2008. This increase in production sales reflects a 13% increase in European vehicle production volumes combined with a 20% increase in our European average dollar content per vehicle.
Complete vehicle assembly sales increased 7% to $512 million for the fourth quarter of 2009 compared to $479 million for the fourth quarter of 2008, while complete vehicle assembly volumes declined 6% to approximately 16,000 units.
During the fourth quarter of 2009, operating loss was $125 million, net loss was $139 million and diluted loss per share was $1.25, increases of $40 million, $9 million and $0.08, respectively, each compared to the fourth quarter of 2008.
During the fourth quarters of 2009 and 2008, we recorded a number of unusual items, including restructuring charges, impairment charges associated with goodwill and long-lived assets and a loss on disposal of a facility. The aggregate charge to net income for the fourth quarters of 2009 and 2008 related to unusual items totalled $134 million and $72 million, respectively. On a per share basis, the aggregate net charge for unusual items for the fourth quarters of 2009 and 2008 totalled $1.20 and $0.65, respectively.
During the fourth quarter ended December 31, 2009, we generated cash from operations of $267 million before changes in non-cash operating assets and liabilities, and generated $247 million from non-cash operating assets and liabilities. Total investment activities for the fourth quarter of 2009 were $259 million, including $230 million in fixed asset additions and a $29 million increase in other assets.
A more detailed discussion of our consolidated financial results for the fourth quarter and year ended December 31, 2009 is contained in the Management's Discussion and Analysis of Results of Operations and Financial Position and the unaudited interim consolidated financial statements and notes thereto, which are attached to this Press Release.
    UPDATED 2010 OUTLOOK
    --------------------
For the full year 2010, we expect our consolidated sales to be between $19 billion and $20 billion, based on full year 2010 light vehicle production volumes of approximately 10.5 million units in North America and approxi-mately 11.4 million units in Europe. Full year 2010 average dollar content per vehicle is expected to be between $895 and $925 in North America and between $510 and $535 in Europe. We expect our full year 2010 complete vehicle assembly sales to be between $1.5 billion and $1.8 billion.
In addition, we expect that full year 2010 spending for fixed assets will be in the range of $750 million to $800 million.
This 2010 outlook assumes no significant acquisitions or divestitures. In addition, we have assumed that foreign exchange rates for the most common currencies in which we conduct business relative to our U.S. dollar reporting currency will approximate current rates.
We are the most diversified global automotive supplier. We design, develop and manufacture technologically advanced automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers ("OEMs") of cars and light trucks. Our capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; body and chassis systems; vision systems; electronic systems;
exterior systems; powertrain systems; roof systems; hybrid and electric vehicles/systems as well as complete vehicle engineering and assembly.
We have approximately 72,500 employees in 238 manufacturing operations and 79 product development, engineering and sales centres in 25 countries.
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    We will hold a conference call for interested analysts and shareholders to discuss our fourth quarter and year end results on Thursday, February 25, 2010 at 7:30 a.m. EST. The conference call will be chaired by Vincent
    J. Galifi, Executive Vice-President and Chief Financial Officer. The number to use for this call is 1-800-954-0687. The number for overseas callers is 1-212-231-2905. Please call in 10 minutes prior to the call.
    We will also webcast the conference call at www.magna.com. The slide presentation accompanying the conference call will be available on our website Friday morning prior to the call.

    For further information, please contact Louis Tonelli, Vice-President, Investor Relations at 905-726-7035.

    For teleconferencing questions, please contact Karin Kaminski at
    905-726-7103.
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    FORWARD-LOOKING STATEMENTS
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The previous discussion contains statements that constitute "forward-looking statements" within the meaning of applicable securities legislation, including, but not limited to, statements relating to Magna's expected consolidated sales, based on expected light vehicle production in North America and Europe, North American and European average dollar content per vehicle, complete vehicle assembly sales and fixed asset expenditures. The forward-looking information in this Press Release is presented for the purpose of providing information about management's current expectations and plans and such information may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "outlook", "project", "estimate" and similar expressions suggesting future outcomes or events to identify forward-looking statements. Any such forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation: the potential for a slower than anticipated economic recovery or a deterioration of economic conditions; low production volumes and sales levels; the financial condition and credit worthiness of some of our OEM customers, including the potential that such customers may not make, or may seek to delay or reduce, payments owed to us; the financial condition of some of our suppliers and the risk of their insolvency, bankruptcy or financial restructuring; the highly competitive nature of the automotive parts supply business; our dependence on outsourcing by our customers; the termination or non renewal by our customers of any material contracts; our ability to identify and successfully exploit shifts in technology; restructuring, downsizing and/or other significant non-recurring costs; impairment charges; our ability to successfully grow our sales to non-traditional customers; unfavourable product or customer mix; risks of conducting business in foreign countries, including China, India, Brazil, Russia and other developing markets; our ability to quickly shift our manufacturing footprint to take advantage of lower cost manufacturing opportunities; disruptions in the capital and credit markets; fluctuations in relative currency values; our ability to successfully identify, complete and integrate acquisitions; pricing pressures, including our ability to offset price concessions demanded by our customers; warranty and recall costs; product liability claims in excess of our insurance coverage;
changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; legal claims against us; work stoppages and labour relations disputes; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; potential conflicts of interest involving our indirect controlling shareholder, the Stronach Trust; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, we caution readers not to place undue reliance on any forward-looking statements and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.
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    For further information about Magna, please see our website at
    www.magna.com. Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission's Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.
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For further information: Louis Tonelli, Vice-President, Investor Relations
at (905) 726-7035; For teleconferencing questions, please contact Karin Kaminski at (905) 726-7103


    MAGNA INTERNATIONAL INC.
    Management's Discussion and Analysis of Results of Operations and
    Financial Position
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All amounts in this Management's Discussion and Analysis of Results of
Operations and Financial Position ("MD&A") are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures and average dollar content per vehicle, which are in U.S. dollars, unless otherwise noted. When we use the terms "we", "us", "our" or "Magna", we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.
This MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the three months and year ended December 31, 2009 included in this Press Release, and the audited consolidated financial statements and MD&A for the year ended December 31, 2008 included in our 2008 Annual Report to Shareholders. The unaudited interim consolidated financial statements for the three months and year ended December 31, 2009 have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") with respect to the preparation of interim financial information and the audited consolidated financial statements for the year ended December 31, 2008 have been prepared in accordance with Canadian GAAP.
This MD&A has been prepared as at February 24, 2010.
    OVERVIEW
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We are the most diversified global automotive supplier. We design, develop and manufacture technologically advanced automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers ("OEMs") of cars and light trucks. Our capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; body and chassis systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; hybrid and electric vehicles/systems; as well as complete vehicle engineering and assembly. We follow a corporate policy of functional and operational decentralization, pursuant to which we conduct our operations through divisions, each of which is an autonomous business unit operating within pre-determined guidelines. As at December 31, 2009, we had 238 manufacturing divisions and 79 product development, engineering and sales centres in 25 countries.
Our operations are segmented on a geographic basis between North America, Europe and Rest of World (primarily Asia, South America and Africa). A Co-Chief Executive Officer heads management in each of our two primary markets, North America and Europe. The role of the North American and European management teams is to manage our interests to ensure a coordinated effort across our different capabilities. In addition to maintaining key customer, supplier and government contacts in their respective markets, our regional management teams centrally manage key aspects of our operations while permitting our divisions enough flexibility through our decentralized structure to foster an entrepreneurial environment.
    HIGHLIGHTS
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The automotive industry had a challenging year in 2009. The year began with weak global vehicle sales and production, most notably in the North American and Western European markets. In the first half of 2009, North American and Western European vehicle production declined 50% and 33%, respectively, as compared to the first half of 2008. The worsening economic and industry conditions which became apparent in the second half of 2008 accelerated the deterioration in the financial condition of a number of OEMs and suppliers, culminating in the bankruptcy filings of Chrysler and General Motors in April and June, respectively. During their respective periods under bankruptcy protection, vehicle production for Chrysler and General Motors was negligible. More generally, annualized vehicle sales in North America for the first half of 2009 remained at levels not experienced for more than
25 years. European vehicle sales and production, while down significantly from the previous year, were buoyed by a number of "scrappage" programs implemented by various European governments, which generally provided financial incentives for consumers to replace older, less fuel-efficient and typically higher polluting vehicles, with new vehicles, thereby stimulating vehicle sales.
We began to see signs of improvement in the second half of 2009, particularly in North America. New vehicle selling rates strengthened, as consumer confidence levels increased and economic stimuli began to work their way through various economies. In North America, vehicle inventory days declined to levels which were below long term trend levels, due in part to production shut-downs and the positive effect of a vehicle scrappage program implemented in the United States.
Nevertheless, by historical standards, full year vehicle sales and production in North America and Western Europe remained at low levels.
North American vehicle production ended 2009 down 32%, as compared to
2008, marking the seventh straight year of declining production. Western European production declined 19% compared to 2008, despite the impact of the various scrappage programs.
In 2009, we continued with restructuring and downsizing actions in order to mitigate the impact of continued production volume declines. We also undertook a number of other cost-saving measures, including reduced discretionary spending across the organization, employee reductions, short work week schedules, reduced bonuses, voluntary wage reductions and benefit plan changes.
Despite these actions, the weak production environment adversely impacted our 2009 operating results. Total sales declined 27% in 2009, compared to
2008, primarily as a result of the declines in vehicle production in North America and Western Europe, along with a 47% decline in complete vehicle assembly sales and a 16% decline in tooling, engineering and other sales. Operating income for 2009 decreased $839 million, to a loss of $511 million, from income of $328 million in 2008.
On the positive side, the severe industry conditions provided opportunities for us to strengthen our business relative to some of our competitors. We were successful in securing significant takeover business in 2009. We also completed selective acquisitions, including Cadence Innovation s.r.o, located primarily in the Czech Republic ("Cadence"), and several facilities in Mexico and the U.S. from Meridian Automotive Systems Inc. ("Meridian").
An additional bright spot was the continued growth of our business and manufacturing footprint outside our traditional markets of North America and Western Europe, which contributed to a 31% increase in Rest of World production sales, our eighth straight year of increasing production sales in this segment.
During a period when several of our automotive supplier competitors ceased operations, were consolidated or experienced significant financial difficulties, our strong balance sheet and overall financial flexibility leading into the economic downturn, coupled with our financial discipline, cash flow generation and significant cash preservation and cost cutting efforts allowed us to preserve shareholder value and position us well to enhance such value in the future.
Our strong financial position allows us to continue to invest in innovation. Notably, in the past few years, we have been investing to expand our capabilities and footprint in electronics. We see electronics as an area of future growth for the automotive industry and for Magna. More recently, we have been investing to develop our component, system and integration capabilities in the growing hybrid/electric vehicle market. However, we will need to further invest in both electronics and hybrid/electric vehicle systems before we generate appropriate returns from these investments. Our investments in these areas negatively impacted our earnings in 2009, and our planned investments in 2010 are expected to be higher.
After a very turbulent year in many automotive markets, we expect global vehicle production to grow this year, led by growth in North America, provided that overall economic conditions continue to improve. Forecast growth in North American vehicle production would reverse the seven year slide experienced in this critical vehicle market. We are less optimistic about the near-term growth potential of the Western European market, which we believe will lag in 2010 due to the impact in 2009 of scrappage incentives which mitigated what would likely have been much weaker vehicle demand last year by "pulling forward" sales.
    FINANCIAL RESULTS SUMMARY
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During 2009, we posted sales of $17.4 billion, a decrease of 27% from 2008.
This lower sales level was a result of decreases in our North American and European production sales, complete vehicle assembly sales and tooling, engineering and other sales offset in part by an increase in our Rest of
World production sales. Comparing 2009 to 2008:
    - North American average dollar content per vehicle increased 1%, while vehicle production declined 32%;
    -   European average dollar content per vehicle increased 2%, while vehicle production declined 19%; and
    -   Complete vehicle assembly sales decreased 47% to $1.8 billion from
        $3.3 billion, as complete vehicle assembly volumes declined 55%.
During 2009, we generated an operating loss of $511 million compared to operating income of $328 million for 2008. Excluding the unusual items recorded in 2009 and 2008, as discussed in the "Unusual Items" section, operating income declined $899 million. Included in operating income for
2009 and 2008 are several "Significant Items" that impact operating income representing approximately $220 million and $85 million, respectively. "Significant Items" consist primarily of:
    - downsizing and other restructuring activities that have not been included in the "Unusual Items" section;
    -   accounts receivable valuation allowances recorded in 2009;
    - in 2009, a $9 million favourable adjustment (2008 - $41 million impairment) of our investment in ABCP as discussed in the "Cash Resources" section;
    -   a favourable settlement on research and development incentives during
        2008;
    - due diligence costs associated with our planned investment in Opel, which terminated during 2009;
    - accelerated amortization of deferred wage buydown assets at a powertrain systems facility in the United States during 2008;
    -   the write-off of uncollectable pre-production costs incurred related to the cancelation of an assembly program in the fourth quarter of
        2009;
    -   costs related to the delay in the start of production of a program;
        and
    -   other losses on disposal of assets.
In addition, operating income was negatively impacted by:
    - decreased margin earned on reduced sales as a result of significantly lower vehicle production volumes;
    - costs incurred in preparation for upcoming launches or for programs that have not fully ramped up production primarily in Europe;
    -   operational inefficiencies and other costs at certain facilities;
    - costs incurred at new facilities in Russia as we continue to pursue opportunities in this market;
    -   electric vehicle development costs;
    -   costs incurred to develop and grow our electronics capabilities;
    -   higher commodity costs; and
    -   net customer price concessions.
These factors were partially offset by:
    -   the benefit of restructuring and downsizing activities and cost savings initiatives (including reduced discretionary spending, employee reductions, short work week schedules, reduced bonuses, voluntary wage reductions and benefit plan changes), undertaken during or subsequent to 2008;
    -   productivity and efficiency improvements at certain facilities; and
    - incremental margin earned from acquisitions completed during or subsequent to 2008.
During 2009, net loss was $493 million compared to net income of $71 million for 2008. Excluding the unusual items recorded in 2009 and 2008, as discussed in the "Unusual Items" section, net income for 2009 decreased
$682 million. The decrease in net income was a result of the decrease in operating income partially offset by lower income taxes.
During 2009, our diluted loss per share was $4.41 compared to diluted earnings per share of $0.62 for 2008. Excluding the unusual items recorded in 2009 and 2008, as discussed in the "Unusual Items" section, diluted earnings per share for 2009 decreased $6.04. The decrease in diluted earnings per share is as a result of the decrease in net income, excluding unusual items, and a decrease in the weighted average number of diluted shares outstanding during 2009. The decrease in the weighted average number of diluted shares outstanding was primarily due to the effect of the repurchase and cancelation of Class A Subordinate Voting Shares in 2008 under the terms of our Normal Course Issuer Bid and a decrease in the number of diluted shares associated with restricted stock and stock options since such shares were anti-dilutive in 2009.
    UNUSUAL ITEMS
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During the three months and years ended December 31, 2009 and 2008, we recorded certain unusual items as follows:
                                  2009                       2008
                      ---------------------------- --------------------------
                                          Diluted                    Diluted
                                         Earnings   Operat-         Earnings
                      Operating      Net      per       ing     Net      per
                         Income   Income    Share    Income  Income    Share
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    Fourth Quarter
      Impairment
       charges(1)       $  (108) $  (106) $ (0.95) $   (16) $   (16) $ (0.15)
      Restructuring
       charges(1)           (20)     (20)   (0.18)     (80)     (56)   (0.50)
      Sale of
       facility(2)           (8)      (8)   (0.07)       -        -        -
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    Total fourth
     quarter
     unusual items         (136)    (134)   (1.20)     (96)     (72)   (0.65)
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    Third Quarter
      Impairment
       charges(1)             -        -        -     (258)    (223)   (2.00)
      Restructuring
       charges(1)             -        -        -       (4)      (4)   (0.04)
      Foreign
       currency gain(3)       -        -        -      116      116     1.04
      Valuation
       allowance on
       future tax
       assets(4)              -        -        -        -     (123)   (1.10)
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    Total third
     quarter
     unusual items            -        -        -     (146)    (234)   (2.10)
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    Second Quarter
      Impairment
       charges(1)           (75)     (75)   (0.67)      (9)      (7)   (0.06)
      Restructuring
       charges(1)            (6)      (6)   (0.05)       -        -        -
      Curtailment
       gain(5)               26       20     0.18        -        -        -
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    Total second
     quarter
     unusual items          (55)     (61)   (0.54)      (9)      (7)   (0.06)
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    Total full
     year unusual
     items              $  (191) $  (195) $ (1.74) $  (251) $  (313) $ (2.75)
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    (1) Restructuring and Impairment Charges

        During 2009 and 2008, we recorded goodwill and long-lived asset impairment charges as follows:

                                                 2009                  2008
                                 ---------------------- ---------------------
                                  Operating        Net  Operating        Net
                                     Income     Income     Income     Income
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        Fourth Quarter
          North America            $     38   $     36   $     12   $     12
          Europe                         70         70          4          4
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        Total fourth quarter
         impairment charges             108        106         16         16
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        Third Quarter
          North America                   -          -        258        223
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        Second Quarter
          North America                  75         75          5          3
          Europe                          -          -          4          4
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        Total second quarter
         impairment charges              75         75          9          7
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        Total full year
         impairment charges        $    183   $    181   $    283   $    246
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        (a) For the year ended December 31, 2009

          (i)   Goodwill

                In conjunction with the Company's annual business planning cycle, during the fourth quarter of 2009 we determined that our Car Top Systems ("CTS") North America reporting unit could potentially be impaired, primarily as a result of: (i) a dramatic reduction in the market for soft tops, hard tops and modular retractable hard tops; and (ii) historical losses that are projected to continue throughout our business planning period. Based on the reporting unit's discounted forecast cashflows, we recorded a $25 million goodwill impairment charge.

                In addition, during the second quarter of 2009, after failing to reach a favourable labour agreement at a powertrain systems facility in Syracuse, New York, we decided to wind down these operations. Given the significance of the facility's cashflows in relation to the reporting unit, management determined that it was more likely than not that goodwill at the Powertrain North America reporting unit could potentially be impaired. Therefore, we recorded a $75 million goodwill impairment charge.

                The goodwill impairment charges were calculated by determining the implied fair value of goodwill in the same manner as if we had acquired the Powertrain and CTS reporting units as at June 30, 2009 and December 31, 2009, respectively.

          (ii)  Long-lived Assets

                Also in conjunction with our annual business planning cycle, during the fourth quarter of 2009 we recorded long-lived asset impairment charges of $83 million.

                In North America, we recorded charges of $13 million related to fixed assets at a die casting facility in Canada and an anticipated under recovery of capitalized tooling costs at a stamping facility in the United States due to significantly lower volumes on certain SUV programs.

                In Europe, we recorded long-lived assets impairment charges of $70 million related to our CTS and exterior systems operations in Germany.

                At our CTS operations, long-lived asset impairment charges of $59 million were recorded related to fixed and intangible assets. The impairment charge was calculated based on CTS' discounted forecast cashflows and was necessary primarily as a result of: (i) a dramatic reduction in the market for soft tops, hard tops and modular retractable hard tops; and (ii) historical losses that are projected to continue throughout our business planning period.

                At our interiors and exteriors operations, we recorded an $11 million asset impairment charge related to specific under-utilized assets in Germany.

          (iii) Restructuring Costs

                During 2009, we recorded restructuring and rationalization costs of $23 million in cost of goods sold and $3 million in selling, general and administrative expense. During the second quarter, we recorded restructuring costs of $6 million related to the planned closure of a powertrain systems facility in Syracuse, New York and during the fourth quarter we recorded severance and other termination benefits related to the closure of powertrain and interior systems facilities in Germany. Substantially all of the $26 million will be paid subsequent to 2009.

                In addition, during 2009 and 2008, we incurred costs related to downsizing various operations in our traditional markets.

        (b) For the year ended December 31, 2008

          (i)   Long-lived Assets

                As a result of the significant and accelerated declines in vehicle production volumes, primarily in North America, we reviewed goodwill and long- lived assets for impairment during the third quarter of 2008. Based on this analysis, during 2008 we recorded long-lived asset impairment charges of $283 million related primarily to our powertrain, and interior and exterior systems operations in the United States and Canada.

                At our powertrain operations, particularly at a facility in Syracuse, New York, asset impairment charges of $189 million were recorded primarily as a result of: (i) a dramatic market shift away from truck programs, in particular four wheel drive pick-up trucks and SUVs; (ii) excess die-casting, machining and assembly capacity; and (iii) historical losses that were projected to continue throughout our business planning period.

                At our interiors and exteriors operations, we recorded $74 million of asset impairment charges primarily as a result of:
                (i) significantly lower volumes on certain pick-up truck and SUV programs; (ii) the loss of certain replacement business;
                (iii) capacity utilization that is not sufficient to support the current overhead structure; and (iv) historical losses that were projected to continue throughout our business planning period.

                Additionally, in North America we recorded asset impairment charges of $12 million related to dedicated assets at a chassis systems facility in Canada and a seating systems facility in the United States. In Europe, we recorded an $8 million asset impairment related to specific assets at an interior systems facility in the United Kingdom and specific assets at a powertrain systems facility in Austria.

          (ii)  Restructuring Charges

                During 2008, we recorded restructuring and rationalization costs in North America of $79 million in cost of goods sold and $5 million in selling, general and administrative expense. These restructuring and rationalization costs were primarily recorded during the fourth quarter of 2008 and relate to: (i) the consolidation of interiors and exteriors operations in Canada and the United States; (ii) the closure of a seating systems facility in St. Louis, Missouri; (iii) the consolidation of closure systems operations in Canada; and (iv) the consolidation of our powertrain die casting operations in Canada and the United States. During 2008, we also incurred costs related to downsizing various operations.

    (2) Sale of Facility

        During 2009, we entered into an agreement to sell an engineering centre in Europe and, as a result, incurred a loss on disposition of the facility of $8 million.

    (3) Foreign Currency Gains

        In the normal course of business, we review our cash investment and tax planning strategies, including where such funds are invested. As a result of these reviews, during the third quarter of 2008 we repatriated funds from Europe and as a result recorded foreign currency gains of $116 million.

    (4) Income Taxes

        During the third quarter of 2008, we recorded a $123 million charge to establish valuation allowances against all of our future tax assets in the United States.

        The valuation allowances were required in the United States based on historical consolidated losses at our U.S. operations, that were expected to continue in the near-term, the accelerated deterioration of near-term automotive market conditions in the United States and the significant and inherent uncertainty as to the timing of when we would be able to generate the necessary level of earnings to recover these future tax assets.

    (5) Curtailment gain

        During the second quarter of 2009, we amended our Retiree Premium Reimbursement Plan in Canada and the United States, such that most employees retiring on or after August 1, 2009 will no longer participate in the plan. The amendment will reduce service costs and retirement medical benefit expense in 2009 and future years. As a result of amending the plan, a curtailment gain of $26 million was recorded in cost of goods sold in the second quarter of 2009.


    INDUSTRY TRENDS AND RISKS
    -------------------------------------------------------------------------
With the apparent stabilization and improvement in the global automotive industry in the second half of 2009, a number of the trends which impacted the industry and our business beginning in the second half of 2008 appear to be diminishing. For example, vehicle production levels, particularly in North America, appear to be improving as compared to the low levels experienced in the second half of 2008 and first half of 2009. However, forecast vehicle production levels in both North America and Europe for 2010 remain significantly below historic averages and remain sensitive to continued improvement in overall economic conditions. Similarly, while the short-term viability of several of our customers has improved due to significant government intervention and restructuring actions, the long-term viability of certain of our customers remains uncertain. Continued improvement in the global automotive industry is heavily dependent on factors such as consumer confidence, employment levels, household debt, real estate values, the continued availability of consumer credit, interest rates, energy prices and other factors. At this time, it is too early to determine whether the apparent stabilization and improvement in the economy and automotive industry in the second half of 2009 will continue.
The impact of other recent trends also remains uncertain. For example, as a result of the restructuring of the global automotive industry in 2008/2009, the financial condition of the automotive supply base deteriorated significantly, with a number of suppliers restructuring while under bankruptcy protection or ceasing operations altogether. In the short-term, we have secured a significant amount of takeover business as our customers transferred business from weak suppliers to stronger suppliers. However, the mid to long- term impact of the restructuring of the automotive supply base cannot be determined at this time. Some of our competitors have successfully emerged from bankruptcy restructurings, leaving them with strong balance sheets, reduced cost structures and improved overall competitiveness.
One recent and growing trend in the automotive industry, born out of the need to carefully manage costs, is the growth of cooperative alliances and arrangements among competing automotive OEMs. New and increasing relationships include features such as: shared purchasing of components; joint engine, powertrain and/or platform development; and engine, powertrain and platform sharing. Cooperation among competing OEMs is expected to increase, particularly with respect to vehicle hybridization and electrification, in order to lower the entry cost for OEMs to compete in these vehicle segments.
A number of general trends which have been impacting the automotive industry in recent years are expected to continue, including:
    -   the exertion of pricing pressure by OEMs;

    - government incentives and consumer demand for, and industry focus on, more fuel-efficient and environmentally-friendly vehicles with alternative-energy fuel systems and additional safety features;

    -   governmental regulation of fuel economy and emissions;

    - the long-term growth of the automotive industry in China, India, Brazil, Russia and other developing markets, including accelerated migration of component and vehicle design, development, engineering and manufacturing to certain of these markets;

    - the growth of the A to D vehicle segments (micro to mid-size cars), particularly in developing markets; and

    -   the consolidation of vehicle platforms.
The following are some of the more significant risks that could affect our ability to achieve our desired results:
    - The global automotive industry is cyclical and is sensitive to changes in economic and political conditions, including interest rates, energy prices and international conflicts. Commencing in the second half of 2008, the automotive industry experienced a more severe cyclical downturn than in prior cycles due to the disruption of global credit markets beginning in September 2008, the corresponding reduction in access to credit (particularly for purposes of vehicle financing), the deterioration of housing and equity markets and the resulting erosion in personal net worth, all of which led to extremely low consumer confidence, particularly in the U.S and which in turn, severely impacted automotive sales. While the global economy is currently showing signs of improvement, uncertainty remains. As a result of restructuring actions taken by OEMs and suppliers during the most recent cyclical downturn, automotive production levels are more closely aligned with actual automotive sales levels and, accordingly, are sensitive to overall economic conditions. The continuation of current or lower production volumes and sales levels for an extended period of time could have a material adverse effect on our profitability.

    - While the global economy is currently experiencing a gradual recovery and the condition of the global automotive industry appears to have stabilized and improved beginning in the latter half of 2009, considerable uncertainty remains as to the breadth and depth of a global economic and industry recovery, including the timing of a return to more normal market conditions. As a result of this continued uncertainty, we remain subject to considerable planning risk with respect to our business. A slower than anticipated recovery or a deterioration of economic conditions could have a material adverse effect on our profitability and financial condition.

    - The short-term viability of several of our OEM customers appears to have improved as a result of restructuring actions in the past few years, as well as extraordinary levels of government financial intervention in the automotive industry, particularly in 2009. However, there can be no assurance that these restructuring actions will be successful in ensuring their long- term viability, nor can there be any assurance that government financial assistance will be made available at levels necessary to prevent OEM failures in the future. The bankruptcy of any of our major customers could have a material adverse effect on our profitability and financial condition. Additionally, since OEMs rely on a highly interdependent network of suppliers, an OEM bankruptcy could materially disrupt the supply chain, which could have a material adverse effect on our profitability and financial condition.

    - We rely on a number of suppliers to supply us with a wide range of components required in connection with our business. While the automotive supply base appears to be stabilizing following the severe cyclical downturn which commenced in the second half of 2008, the financial health of automotive suppliers is impacted by economic conditions, production volume cuts, intense pricing pressures and other factors. The insolvency or bankruptcy of a supplier could disrupt the supply of components to us or our customers, potentially causing the temporary shut-down of our or our customers' production lines. Any prolonged disruption in the supply of critical components to us or our customers, the inability to re source or insource production of a critical component from a financially distressed automotive components sub-supplier, or any temporary shut-down of one of our production lines or the production lines of one of our customers, could have a material adverse effect on our profitability. Additionally, the insolvency, bankruptcy or financial restructuring of any of our critical suppliers could result in us incurring unrecoverable costs related to the financial work-out of such suppliers and/or increased exposure for product liability, warranty or recall costs relating to the components supplied by such suppliers to the extent such supplier is not able to assume responsibility for such amounts, which could have an adverse effect on our profitability.

    - The automotive parts supply industry is highly competitive. As a result of our diversified automotive business, we face a number of competitors possessing varying degrees of financial and operational strength in each our of product and service capabilities. Some of our competitors have a substantially greater market share than us and are dominant in some of the markets in which we do business. In addition, recent restructuring actions taken by some of our competitors have provided them with improved financial and operational flexibility and could increase their competitive threat to our business, including increasing their market share at our expense. We may not be able to compete successfully with our existing competitors or with any new competitors, which could have an adverse effect on our operations and profitability.

    - We are dependent on the outsourcing of components, modules and assemblies, as well as complete vehicles, by OEMs. The extent of OEM outsourcing is influenced by a number of factors, including relative cost, quality and timeliness of production by suppliers as compared to OEMs, capacity utilization, labour relations among OEMs, their employees and unions and other considerations. As a result of lower cost structures due to recent restructuring actions, some OEMs may insource production which had previously been outsourced. Outsourcing of complete vehicle assembly is particularly dependent on the degree of unutilized capacity at the OEMs' own assembly facilities, in addition to the foregoing factors. A reduction in outsourcing by OEMs, or the loss of any material production or assembly programs coupled with the failure to secure alternative programs with sufficient volumes and margins, could have a material adverse effect on our profitability.

    - We continue to invest in technology and innovation, including certain alternative-energy technologies which we believe will be critical to our long-term growth. Our ability to anticipate changes in technology and to successfully develop and introduce new and enhanced products on a timely basis will be a significant factor in our ability to remain competitive. If there is a shift away from the use of technologies in which we are investing, our costs may not be fully recovered. In addition, if other technologies in which our investment is not as great or our expertise is not as developed emerge as the industry-leading technologies, we may be placed at a competitive disadvantage, which could have a material adverse effect on our profitability and financial condition.

    - As part of our strategy of continuously seeking to optimize our global manufacturing footprint, we may further rationalize some of our production facilities. In the course of such rationalization, we may incur further restructuring and/or downsizing costs related to plant closings, relocations and employee severance costs. Such costs could have an adverse effect on our short-term profitability. In addition, we are working to turn around financially underperforming divisions; however, there is no guarantee that we will be successful in doing so with respect to some or all such divisions.


    - We recorded significant impairment charges related to goodwill, long-lived assets and future tax assets in recent years and may continue to do so in the future. The bankruptcy of a significant customer or the early termination, loss, renegotiation of the terms of, or delay in the implementation of any significant production contract could be indicators of impairment. In addition, to the extent that forward-looking assumptions regarding the impact of improvement plans on current operations, insourcing and other new business opportunities, program price and cost assumptions on current and future business, the timing of new program launches and forecast production volumes are not met, any resulting impairment loss could have a material adverse effect on our profitability.

    - Although we supply parts to all of the leading OEMs, a significant majority of our sales are to six such customers. While we have diversified our customer base somewhat in recent years and continue to attempt to further diversify, particularly to increase our business with Asian-based OEMs, there is no assurance we will be successful. Our inability to successfully grow our sales to non-traditional customers could have a material adverse effect on our profitability.

    - While we supply parts for a wide variety of vehicles produced in North America and Europe, we do not supply parts for all vehicles produced, nor is the number or value of parts evenly distributed among the vehicles for which we do supply parts. Shifts in market share among vehicles (including shifts away from vehicles we assemble or shifts away from specific parts we produce) or the early termination, loss, renegotiation of the terms of, or delay in the implementation of any significant production or assembly contract could have a material adverse effect on our profitability.

    - Many of our customers have sought, and will likely continue to seek to take advantage of lower operating costs in China, India, Brazil, Russia and other developing markets. While we continue to expand our manufacturing footprint with a view to taking advantage of manufacturing opportunities in these markets, we cannot guarantee that we will be able to fully realize such opportunities. Additionally, the establishment of manufacturing operations in developing market countries carries its own risks, including those relating to political and economic instability; trade, customs and tax risks; currency exchange rates; currency controls; insufficient infrastructure; and other risks associated with conducting business internationally. The inability to quickly adjust our manufacturing footprint to take advantage of manufacturing opportunities in these markets could harm our ability to compete with other suppliers operating in or from such markets, which could have an adverse effect on our profitability.

    - Recently, several major financial institutions failed or required massive government intervention in order to prevent collapse. The turmoil in the financial sector significantly affected the global economy, and contributed to a global recession. While financial markets appear to have stabilized, the failure of any major financial institutions in the future could lead to significant disruptions in capital and credit markets and could adversely affect our and our customers' ability to access needed liquidity for working capital. In addition, in the event of a failure of a financial institution; in which we invest our cash reserves; that is a counterparty in a derivative transaction with us; or a lender to us, we face the risk that that our cash reserves and amounts owing to us pursuant to derivative transactions may not be fully recoverable, or the amount of credit available to us may be significantly reduced. All of these risks could have an impact on our financial condition.

    - Although our financial results are reported in U.S. dollars, a significant portion of our sales and operating costs are realized in Canadian dollars, euros, British pounds and other currencies. Our profitability is affected by movements of the U.S. dollar against the Canadian dollar, the euro, the British pound and other currencies in which we generate revenues and incur expenses. However, as a result of hedging programs employed by us, foreign currency transactions are not fully impacted by movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable. Despite these measures, significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of the U.S. dollar, Canadian dollar, euro or British pound, could have an adverse effect on our profitability and financial condition and any sustained change in such related currency values could adversely impact our competitiveness in certain geographic regions.

    - We have completed a number of significant acquisitions in recent years and may continue to do so in the future. In those product areas in which we have identified acquisitions as critical to our business strategy, we may not be able to identify suitable acquisition targets or successfully acquire any suitable targets which we identify. Additionally, we may not be able to successfully integrate or achieve anticipated synergies from those acquisitions which we do complete and such failure could have a material adverse effect on our profitability.

    - We face significant pricing pressure, as well as pressure to absorb costs related to product design, engineering and tooling, as well as other items previously paid for directly by OEMs. These pressures are expected to continue, even as the industry begins to recover from the global recession. The continuation or intensification of these pricing pressures and pressure to absorb costs could have an adverse effect on our profitability.

    - Our customers continue to demand that we bear the cost of the repair and replacement of defective products which are either covered under their warranty or are the subject of a recall by them. Warranty provisions are established based on our best estimate of the amounts necessary to settle existing or probable claims on product defect issues. Recall costs are costs incurred when government regulators and/or our customers decide to recall a product due to a known or suspected performance issue and we are required to participate either voluntarily or involuntarily. Currently, under most customer agreements, we only account for existing or probable warranty claims. Under certain complete vehicle engineering and assembly contracts, we record an estimate of future warranty-related costs based on the terms of the specific customer agreements and the specific customer's warranty experience. The obligation to repair or replace such products could have a material adverse effect on our profitability and financial condition if the actual costs are materially different from our estimates.

    - From time to time, we may become liable for legal, contractual and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others. On an on going basis, we attempt to assess the likelihood of any adverse judgments or outcomes to these claims, although it is difficult to predict final outcomes with any degree of certainty. At this time, we do not believe that any of the claims to which we are party will have a material adverse effect on our financial position; however, we cannot provide any assurance to this effect.


    RESULTS OF OPERATIONS
    -------------------------------------------------------------------------

    Average Foreign Exchange

                             For the three months            For the year
                               ended December 31,          ended December 31,
                           ----------------------     -----------------------
                           2009     2008   Change     2009     2008   Change
    -------------------------------------------------------------------------
    1 Canadian dollar
     equals U.S. dollars  0.948    0.828   +  14%    0.882    0.944   -   7%
    1 euro equals U.S.
     dollars              1.477    1.320   +  12%    1.395    1.470   -   5%
    1 British pound
     equals U.S. dollars  1.635    1.569   +   4%    1.565    1.852   -  16%
    -------------------------------------------------------------------------
The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency. The significant changes in these foreign exchange rates for the three months and year ended December 31, 2009 impacted the reported U.S. dollar amounts of our sales, expenses and income.
The results of operations whose functional currency is not the U.S. dollar are translated into U.S. dollars using the average exchange rates in the table above for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.
Our results can also be affected by the impact of movements in exchange rates on foreign currency transactions (such as raw material purchases or sales denominated in foreign currencies). However, as a result of hedging programs employed by us, foreign currency transactions in the current period have not been fully impacted by movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable.
Finally, holding gains and losses on foreign currency denominated monetary items, which are recorded in selling, general and administrative expenses, impact reported results.
    RESULTS OF OPERATIONS - FOR THE YEAR ENDED DECEMBER 31, 2009
    -------------------------------------------------------------------------

    Sales

                                                   For the year
                                                ended December 31,
                                              --------------------
                                                  2009       2008     Change
    -------------------------------------------------------------------------

    Vehicle Production Volumes
     (millions of units)
      North America                              8.621     12.622     -  32%
      Europe                                    11.835     14.596     -  19%
    -------------------------------------------------------------------------

    Average Dollar Content Per Vehicle
      North America                           $    872   $    867      +  1%
      Europe                                  $    495   $    486      +  2%

    -------------------------------------------------------------------------

    Sales
      External Production
        North America                         $  7,515   $ 10,938     -  31%
        Europe                                   5,857      7,089     -  17%
        Rest of World                              676        515     +  31%
      Complete Vehicle Assembly                  1,764      3,306     -  47%
      Tooling, Engineering and Other             1,555      1,856     -  16%
    -------------------------------------------------------------------------
    Total Sales                               $ 17,367   $ 23,704     -  27%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
External Production Sales - North America
External production sales in North America decreased 31% or $3.4 billion to $7.5 billion for the year ended December 31, 2009 compared to $10.9 billion for the year ended December 31, 2008. This decrease in production sales reflects a 32% decrease in North American vehicle production volumes partially offset by a 1% increase in our North American average dollar content per vehicle. More importantly, during 2009 our largest customers in North America continued to reduce vehicle production volumes compared to 2008. While North American vehicle production volumes declined 32% in
2009 compared to 2008, Chrysler and GM vehicle production declined 48%
and 44%, respectively. On a positive note, Ford's vehicle production decline was only 16%.
Our average dollar content per vehicle grew by 1% or $5 to $872 for the year ended December 31, 2009 compared to $867 for the year ended December 31,
2008, primarily as a result of:
    -   the launch of new programs during or subsequent to 2008, including the:
        -  Ford F-Series and Lincoln Mark LT;
        -  Chevrolet Traverse;
        -  Chevrolet Equinox and GMC Terrain; and
        -  Chevrolet Camaro;
    - favourable production (relative to industry volumes) and/or increased content on certain programs, including the:
        -  Ford Escape, Mercury Mariner and Mazda Tribute; and
        -  Ford Fusion, Mercury Milan and Lincoln MKZ;
    -   acquisitions completed during or subsequent to 2008, including
        - a substantial portion of Plastech Engineered Products Inc.'s exteriors business ("Plastech");
        -  Meridian; and
        -  a stamping and sub-assembly facility in Alabama from Ogihara
           America Corporation; and
    -   takeover business that launched during or subsequent to 2008.
These factors were partially offset by:
    - unfavourable production (relative to industry volumes) and/or lower content on certain programs, including the:
        -  Chevrolet Cobalt;
        -  Dodge Grand Caravan, Chrysler Town & Country and Volkswagen
           Routan;
        -  Chrysler 300 and 300C and Dodge Charger; and
        -  Buick Enclave and GMC Acadia;
    -   programs that ended production during or subsequent to 2008, including the:
        -  Saturn Vue, Aura and Outlook;
        -  Chevrolet Trailblazer and GMC Envoy; and
        -  Pontiac G5, G6, Solstice, Sky and GT;
    - a decrease in reported U.S. dollar sales due to the weakening of the Canadian dollar against the U.S. dollar; and
    -   customer price concessions during or subsequent to 2008.
External Production Sales - Europe
External production sales in Europe decreased 17% or $1.2 billion to $5.9 billion for the year ended December 31, 2009 compared to $7.1 billion for the year ended December 31, 2008. This decrease in production sales reflects a 19% decrease in European vehicle production volumes partially offset by a 2% increase in our European average dollar content per vehicle.
Our average dollar content per vehicle increased by 2% or $9 to $495 for the year ended December 31, 2009 compared to $486 for the year ended
December 31, 2008, primarily as a result of:
    -   the launch of new programs during or subsequent to 2008, including the:
        -  Audi Q5;
        -  Volkswagen Golf;
        -  Porsche Panamera;
        -  Opel/Vauxhall Insignia;
        -  BMW One/Cooper Convertible; and
        -  Volkswagen A5 Cabrio and Sportback; and
    -   acquisitions completed during or subsequent to 2008, including
        Cadence.
These factors were partially offset by:
    - unfavourable production (relative to industry volumes) and/or lower content on certain programs, including the:
        -  Mercedes-Benz C-Class;
        -  Porsche Cayenne and Volkswagen Touareg;
        -  Volkswagen Transporter;
        -  BMW X3;
        -  Ford Transit;
        -  Opel/Vauxhall Vivaro, Nissan Primastar and Renault Trafic;
        -  Opel Astra;
        -  Audi Q7; and
        -  Honda Civic;
    - a decrease in reported U.S. dollar sales due to the weakening of the euro and British pound, each against the U.S. dollar;
    -   the sale of certain facilities during or subsequent to 2008; and
    -   customer price concessions during or subsequent to 2008.
External Production Sales - Rest of World
External production sales in Rest of World increased 31% or $161 million to $676 million for the year ended December 31, 2009 compared to $515 million for the year ended December 31, 2008, primarily as a result of:
    -   increased production and/or content on certain programs in China and
        Brazil;
    - the launch of new programs during or subsequent to 2008 in China and Japan; and
    - an increase in reported U.S. dollar sales as a result of the strengthening of the Chinese Renminbi against the U.S. dollar.
These factors were partially offset by:
    - a decrease in reported U.S. dollar sales as a result of the weakening of the Brazilian real, Korean Won and South African Rand, each against the U.S. dollar; and
    - decreased production and/or content on certain programs, particularly in South Africa.
Complete Vehicle Assembly Sales
The terms of our various vehicle assembly contracts differ with respect to the ownership of components and supplies related to the assembly process and the method of determining the selling price to the OEM customer. Under certain contracts we are acting as principal and purchased components and systems in assembled vehicles are included in our inventory and cost of sales. These costs are reflected on a full cost basis in the selling price of the final assembled vehicle to the OEM customer. Other contracts provide that third-party components and systems are held on consignment by us, and the selling price to the OEM customer reflects a value added assembly fee only. Production levels of the various vehicles assembled by us have an impact on the level of our sales and profitability. In addition, the relative proportion of programs accounted for on a full cost basis and programs accounted for on a value added basis also impacts our level of sales and operating margin percentage, but may not necessarily affect our overall level of profitability. Assuming no change in total vehicles assembled, a relative increase in the assembly of vehicles accounted for on a full cost basis has the effect of increasing the level of total sales, however, because purchased components are included in cost of sales, profitability as a percentage of total sales is reduced. Conversely, a relative increase in the assembly of vehicles accounted for on a value added basis has the effect of reducing the level of total sales and increasing profitability as a percentage of total sales.
                                                  For the year
                                                ended December 31,
                                              --------------------
                                                  2009       2008     Change
    -------------------------------------------------------------------------

    Complete Vehicle Assembly Sales           $  1,764   $  3,306     -  47%
    -------------------------------------------------------------------------
    Complete Vehicle Assembly Volumes (Units)
      Full-Costed:
        BMW X3, Mercedes-Benz G-Class, Peugeot
         RCZ and Saab 93 Convertible            51,244     97,229     -  47%
      Value-Added:
        Jeep Grand Cherokee, Chrysler 300,
         and Jeep Commander                      5,376     28,207     -  81%
    -------------------------------------------------------------------------
                                                56,620    125,436     -  55%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
Complete vehicle assembly sales decreased 47% or $1.5 billion to $1.8 billion for the year ended December 31, 2009 compared to $3.3 billion for the year ended December 31, 2008 while assembly volumes decreased 55% or 68,816 units. The decrease in complete vehicle assembly volumes is due to a combination of general economic conditions as discussed previously; the natural decline in volumes as certain models that we currently assemble approach their scheduled end of production; and a decrease in reported
U.S. dollar sales due to the weakening of the euro against the U.S. dollar. However, the Peugeot RCZ launched in the fourth quarter of 2009 and several new complete vehicle assembly programs have been awarded and are scheduled to launch throughout 2010 to 2013.
Tooling, Engineering and Other
Tooling, engineering and other sales decreased 16% or $0.3 billion to
$1.6 billion for the year ended December 31, 2009 compared to $1.9 billion for the year ended December 31, 2008.
In the year ended December 31, 2009, the major programs for which we recorded tooling, engineering and other sales were the:
    -   MINI Cooper, Clubman and Crossman;
    -   Chevrolet Silverado and GMC Sierra;
    -   Porsche Panamera;
    -   Opel/Vauxhall Astra;
    -   Audi Q5;
    -   BMW X3;
    -   Porsche Boxster and Cayman;
    -   Porsche Cayenne;
    -   Mercedes-Benz M-Class;
    -   Peugeot RCZ;
    -   Cadillac SRX and Saab 9-4X;
    -   Ford F-Series; and
    -   Mercedes-Benz C-Class.
In the year ended December 31, 2008, the major programs for which we recorded tooling, engineering and other sales were the:
    -   MINI Cooper, Clubman and Crossman;
    -   BMW Z4, X3 and 1-Series;
    -   GM's full-size pickups;
    -   Cadillac SRX and Saab 9-4X;
    -   Mazda 6;
    -   Porsche 911 / Boxster;
    -   Mercedes-Benz M-Class;
    -   Chevrolet Equinox, Pontiac Torrent and Suzuki XL7;
    -   Ford F-Series;
    -   Lincoln MKS; and
    -   Audi A5.
In addition, tooling, engineering and other sales decreased as a result of the weakening of the euro and Canadian dollar, each against the U.S.
dollar.
Gross Margin
Gross margin decreased $1.0 billion to $1.7 billion for 2009 compared to $2.7 billion for 2008 while gross margin as a percentage of total sales decreased to 9.6% for 2009 compared to 11.5% for 2008. The unusual items discussed in the "Unusual Items" section negatively impacted gross margin as a percentage of total sales in 2008 by 0.3%. Excluding unusual items, gross margin as a percentage of total sales decreased by 2.2%. "Significant Items" also negatively impacted gross margin by approximately $125 million and $70 million in 2009 and 2008, respectively. In addition, gross margin as a percentage of total sales was negatively impacted by:
    - lower gross margin earned due to the significant decline in vehicle production volumes;
    -   costs incurred in preparation for upcoming launches primarily in
        Europe;
    -   electric vehicle development costs;
    -   operational inefficiencies and other costs at certain facilities;
    -   a favourable revaluation of warranty accruals during 2008;
    -   costs incurred to develop and grow our electronics capabilities;
    -   additional supplier insolvency costs;
    -   increased commodity costs; and
    -   net customer price concessions subsequent to 2008.
These factors were partially offset by:
    -   the benefit of restructuring and downsizing activities and cost saving initiatives (including employee reductions, short work week schedules and benefit plan changes) undertaken during or subsequent to 2008;
    -   productivity and efficiency improvements at certain facilities;
    -   a decrease in complete vehicle assembly sales which have a lower gross margin than our consolidated average;
    -   no employee profit sharing for 2009; and
    - the decrease in tooling and other sales that earn low or no margins. Depreciation and Amortization
Depreciation and amortization costs decreased 16% or $136 million to $737 million for 2009 compared to $873 million for 2008. The decrease in depreciation and amortization was primarily as a result of:
    - the impairment of certain assets during 2008, in particular at a powertrain systems facility in the United States and certain interiors and exteriors systems facilities in North America;
    - the sale or disposition of certain facilities during or subsequent to 2008; and
    - a decrease in reported U.S. dollar depreciation and amortization due to the weakening of the Canadian dollar and euro, each against the U.S. dollar.
These factors were partially offset by acquisitions and capital spending during or subsequent to 2008.
Selling, General and Administrative ("SG&A")
SG&A expense as a percentage of sales was 7.3% for 2009, compared to 5.6% for 2008. The unusual items discussed in the "Unusual Items" section negatively impacted SG&A as a percentage of total sales in 2009 by 0.1% and positively impacted SG&A as a percentage of total sales in 2008 by 0.4%. Excluding these unusual items, SG&A as a percentage of total sales increased 1.2%.
SG&A expense decreased 4% or $58 million to $1.26 billion for 2009 compared to $1.32 billion for 2008. Excluding the unusual items recorded in 2009 and 2008 (as discussed in the "Unusual Items" section), SG&A expenses decreased by $180 million. "Significant Items" also negatively impacted SG&A by approximately $95 million and $15 million in 2009 and 2008, respectively.
In addition, SG&A was positively impacted by:
    - cost saving initiatives, including reduced discretionary spending, employee reductions, reduced bonuses, voluntary wage reductions and benefit plan changes;
    - reduced spending at certain facilities as a result of restructuring and downsizing activities that were initiated during or subsequent to 2008;
    - a decrease in reported U.S. dollar SG&A expense due to the weakening of the Canadian dollar and euro, each against the U.S. dollar; and
    -   the sale or disposition of certain facilities during or subsequent to
        2008.
These factors were partially offset by acquisitions completed during or subsequent to 2008, including Cadence.
Impairment Charges
Impairment charges decreased $100 million to $183 million for 2009 compared to $283 million for 2008 as discussed in the "Unusual Items" section.
Earnings (Loss) before Interest and Taxes ("EBIT")(1)
Refer to note 16 of our 2009 interim consolidated financial statements and note 25 of our 2008 audited consolidated financial statements, which describes our operating segments and basis of segmentation.
                                    For the year ended December 31,
                         ----------------------------------------------------
                                   Sales                       EBIT
                         -------------------------  -------------------------
                           2009     2008   Change     2009     2008   Change
    -------------------------------------------------------------------------
    North America       $ 8,146  $11,826  $(3,680) $  (113) $  (106) $    (7)
    Europe                8,467   11,301   (2,834)    (415)     241     (656)
    Rest of World           734      560      174       43       32       11
    Corporate and Other      20       17        3      (19)      99     (118)
    -------------------------------------------------------------------------
    Total               $17,367  $23,704  $(6,337) $  (504) $   266  $  (770)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
Included in EBIT for years ended December 31, 2009 and 2008 were the following unusual items, which have been discussed in the "Unusual Items" section above.
                                                            For the year
                                                          ended December 31,
                                                       ----------------------
                                                             2009       2008
    -------------------------------------------------------------------------
    North America
      Impairment charges                                 $   (113)  $   (275)
      Restructuring charges                                    (6)       (84)
      Curtailment gain                                         26          -
    -------------------------------------------------------------------------
                                                              (93)      (359)
    -------------------------------------------------------------------------
    Europe
      Impairment charges                                      (70)        (8)
      Restructuring charges                                   (20)         -
      Sale of facility                                         (8)         -
    -------------------------------------------------------------------------
                                                              (98)        (8)
    -------------------------------------------------------------------------
    Corporate and Other
      Foreign currency gain                                     -        116
    -------------------------------------------------------------------------
                                                         $   (191)  $   (251)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    (1) EBIT is defined as income (loss) from operations before income taxes as presented on our unaudited interim consolidated financial statements before net interest expense (income).
North America
EBIT in North America decreased $7 million to a loss of $113 million for the year ended December 31, 2009 compared to a loss of $106 million for the year ended December 31, 2008. Excluding the North American unusual items discussed in the "Unusual Items" section, the $273 million decrease in EBIT was substantially due to decreased margins earned on reduced sales as a result of significantly lower vehicle production volumes. "Significant Items" including, downsizing and other restructuring activities; accelerated amortization of deferred wage buydown assets; and settlement on research and development incentives also negatively impacted EBIT in North America by approximately $85 million and $40 million in 2009 and 2008, respectively. In addition, EBIT was negatively impacted by:
    -   electric vehicle development costs;
    -   additional supplier insolvency costs;
    -   increased commodity costs;
    -   costs incurred to develop and grow our electronics capabilities;
    -   higher warranty costs; and
    -   net customer price concessions subsequent to 2008.
These factors were partially offset by:
    -   the benefit of restructuring and downsizing activities and cost saving initiatives (including reduced discretionary spending, employee reductions, reduced bonuses, and benefit plan changes) undertaken during or subsequent to 2008;
    -   lower affiliation fees paid to corporate;
    -   no employee profit sharing for 2009;
    -   productivity and efficiency improvements at certain facilities; and
    -   incremental margin earned related to the acquisition from Plastech.
Europe
EBIT in Europe decreased $656 million to a loss of $415 million for the year ended December 31, 2009 compared to earnings of $241 million for the year ended December 31, 2008. Excluding the European unusual items discussed in the "Unusual Items" section, the $566 million decrease in
EBIT was substantially due to decreased margins earned on reduced sales as a result of significantly lower vehicle production volumes. "Significant Items" including, downsizing and other restructuring activities; accounts receivable valuation allowances; write-off of uncollectable pre-production costs incurred related to the cancelation of an assembly program; and costs related to the delay in the start of production in a program also negatively impacted EBIT in Europe by approximately $110 million and $5 million in
2009 and 2008, respectively. In addition, EBIT was negatively impacted by:
    - costs incurred in preparation for upcoming launches or for programs that have not fully ramped up production;
    - costs incurred at new facilities in Russia as we continue to pursue opportunities in this market;
    -   operational inefficiencies and other costs at certain facilities;
    -   a favourable revaluation of warranty accruals during 2008;
    -   costs incurred to develop and grow our electronics capabilities; and
    -   net customer price concessions subsequent to 2008.
These factors were partially offset by:
    -   productivity and efficiency improvements at certain facilities;
    -   incremental margin earned related to the acquisition of Cadence;
    -   lower affiliation fees paid to corporate;
    - the benefit of cost saving initiatives, including reduced discretionary spending, employee reductions, short work week schedules, reduced bonuses and voluntary wage reductions;
    -   lower commodity costs; and
    -   the sale of certain underperforming divisions during or subsequent to
        2008.
Rest of World
EBIT in Rest of World increased $11 million to $43 million for the year ended December 31, 2009 compared to $32 million for the year ended December 31,
2008 primarily as a result of incremental margin earned on new programs that launched during or subsequent to 2008 in China partially offset by costs incurred at new facilities, substantially in India and Japan.
Corporate and Other
Corporate and Other EBIT decreased $118 million to a loss of $19 million for the year ended December 31, 2009 compared to earnings of $99 million for the year ended December 31, 2008. Excluding the Corporate and Other unusual items discussed in the "Unusual Items" section, EBIT decreased by $2 million. "Significant Items" including, due diligence costs associated with our planned investment in Opel, which terminated during the fourth quarter of 2009; adjustments of our investment in ABCP; and other losses on disposal of assets also negatively impacted EBIT in Corporate and Other by approximately $25 million and $40 million in 2009 and 2008, respectively. In addition, EBIT was negatively impacted by:
    -   a decrease in affiliation fees earned from our divisions; and
    -   a decrease in equity income earned.
These factors were partially offset by:
    - the benefit of cost saving initiatives, including reduced discretionary spending, employee reductions, short work week schedules, reduced bonuses, voluntary wage reductions and benefit plan changes;
    -   decreased executive compensation;
    - costs incurred in the fourth quarter of 2008 related to electric vehicle development; and
    -   lower charitable and social contributions.
Interest Expense (Income), net
During 2009, we recorded net interest expense of $7 million, compared to
$62 million of net interest income for 2008. The $69 million decrease in net interest income is as a result of:
    -   a decrease in interest income earned on lower cash and cash equivalent balances;
    -   a decrease in interest income earned due to lower interest rates; and
    - an increase in interest expense paid on higher short-term borrowings. These factors were partially offset by a reduction in interest expense on long-term debt due to the repayment of our senior unsecured notes and 7.08% Subordinated Debentures.
Operating Income (Loss)
Operating income decreased $839 million to a loss of $511 million for 2009 compared to income of $328 million for 2008. Excluding the unusual items discussed in the "Unusual Items" section, operating income for 2009 decreased $899 million. The decrease in operating income is the result of the decreases in EBIT (including the approximately $145 million of additional "Significant Items" in 2009) and net interest income earned, both as discussed above.
Income Taxes
Our effective income tax rate on operating income (excluding equity income) for 2009 and 2008 was significantly impacted by the unusual items discussed in the "Unusual Items" section. Excluding unusual items, our effective income tax rate changed to a recovery of 6.7% for 2009 compared to an expense of 34.8% for 2008. The change in the effective income tax rate is primarily the result of an increase in losses not benefited primarily in Germany and Austria.
Net Income (Loss)
Net income decreased $564 million to a net loss of $493 million for 2009 compared to net income of $71 million for 2008. Excluding the unusual items discussed in the "Unusual Items" section, net income decreased $682 million. This decrease in net income is the result of the decrease in operating income partially offset by lower income taxes, both as discussed above. Earnings (Loss) per Share
                                                  For the year
                                                ended December 31,
                                              --------------------
                                                  2009       2008     Change
    -------------------------------------------------------------------------
    Earnings (loss) per Class A Subordinate
     Voting or Class B Share
      Basic                                   $  (4.41)  $   0.63   $  (5.04)
      Diluted                                 $  (4.41)  $   0.62   $  (5.03)
    -------------------------------------------------------------------------
    Average number of Class A Subordinate
     Voting and Class B Shares outstanding
     (millions)
      Basic                                      111.8      112.8     -   1%
      Diluted                                    111.8      113.9     -   2%
    -------------------------------------------------------------------------
Diluted earnings per share decreased $5.03 to a loss of $4.41 for 2009 compared to earnings of $0.62 for 2008. Excluding the unusual items, discussed in the "Unusual Items" section, diluted earnings per share decreased $6.04 from 2008 as a result of a decrease in net income (excluding unusual items) described above and a decrease in the weighted average number of diluted shares outstanding during 2009.
The decrease in the weighted average number of diluted shares outstanding was primarily due to the effect of the repurchase and cancelation of our
Class A Subordinate Voting Shares in 2008 under the terms of our Normal
Course Issuer Bid and a decrease in the number of diluted shares associated with restricted stock and stock options since such shares were anti-
dilutive in 2009.
    FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES
    -------------------------------------------------------------------------


    Cash Flow from Operations

                                                  For the year
                                                ended December 31,
                                              --------------------
                                                  2009       2008     Change
    -------------------------------------------------------------------------

    Net income (loss)                         $   (493)  $     71
    Items not involving current cash flows       1,114      1,258
    -------------------------------------------------------------------------
                                                   621      1,329   $   (708)
    Changes in non-cash operating assets and
     liabilities                                   (94)      (275)
    -------------------------------------------------------------------------
    Cash provided from operating activities   $    527   $  1,054   $   (527)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
Cash flow from operations before changes in non-cash operating assets and liabilities decreased $708 million to $621 million for 2009 compared to $1.3 billion for 2008. The decrease in cash flow from operations was primarily due to the $564 million decrease in net income, as discussed above, and a $223 million decrease in non-cash unusual items, $136 million reduction in depreciation and amortization offset in part by a $187 million increase in future taxes.
Cash invested in non-cash operating assets and liabilities amounted to $94 million for 2009 compared to $275 million for 2008. The change in non-cash operating assets and liabilities is comprised of the following sources
(and uses) of cash:
                                                            For the year
                                                          ended December 31,
                                                       ----------------------
                                                             2009       2008
    -------------------------------------------------------------------------
    Accounts receivable                                  $    (40)  $    826
    Inventories                                                17       (124)
    Income taxes receivable                                  (104)      (232)
    Prepaid expenses and other                                  6        (70)
    Accounts payable                                          241       (493)
    Accrued salaries and wages                                (92)       (98)
    Other accrued liabilities                                (108)       (58)
    Deferred revenue                                          (14)       (26)
    -------------------------------------------------------------------------
    Changes in non-cash operating assets and liabilities $    (94)  $   (275)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
The increase in accounts receivable and accounts payable in 2009 was primarily due to higher sales in the fourth quarter of 2009 compared to the fourth quarter of 2008. The decrease in inventories relates to several tooling programs in North America and Europe and depletion of production inventory builds due to increased production volumes. The increase in income taxes receivable was primarily due to losses that are being carried back to prior years and higher refunds in North America. The decrease in other accrued liabilities is primarily a result of the payments during 2009 of restructuring costs that were accrued as at December 31, 2008.
Capital and Investment Spending
                                                  For the year
                                                ended December 31,
                                              --------------------
                                                  2009       2008     Change
    -------------------------------------------------------------------------
    Fixed asset additions                     $   (629)  $   (739)
    Investments and other assets                  (227)      (231)
    -------------------------------------------------------------------------
    Fixed assets, investments and other
     assets additions                             (856)      (970)
    Purchase of subsidiaries                       (50)      (158)
    Proceeds from disposition                       30         65
    -------------------------------------------------------------------------
    Cash used for investing activities        $   (876)  $ (1,063)  $    187
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
Fixed and other assets additions
In 2009, we invested $629 million in fixed assets. While investments were made to refurbish or replace assets consumed in the normal course of business and for productivity improvements, a large portion of the investment in 2009 was for manufacturing equipment for programs that will be launching subsequent to 2009.
In 2009, we invested $227 million in other assets related substantially to fully reimbursable planning and engineering and tooling costs at our complete vehicle engineering and assembly operations and our roof systems operations for programs that will be launching subsequent to 2009.
Purchase of subsidiaries
During 2009, we invested $50 million to purchase subsidiaries, including the acquisition of:
    -   Cadence, a manufacturer of exterior and interior systems. The acquired business is primarily located in the Czech Republic with sales to various customers, including Skoda; and
    - several facilities from Meridian. The facilities are located in the United States and Mexico and manufacture composites for various customers.
During 2008, we invested $158 million to purchase subsidiaries, including the acquisition of:
    -   a facility from Ogihara America Corporation;
    - a substantial portion of the exteriors business and related assets from Plastech;
    -   BluWav Systems LLC; and
    -   Technoplast.
Proceeds from disposition
Proceeds from disposition in 2009 and 2008 were $30 million and $65 million, respectively, which represent normal course fixed and other asset disposals. Financing
                                                  For the year
                                                ended December 31,
                                              --------------------
                                                  2009       2008     Change
    -------------------------------------------------------------------------
    Increase (decrease) in bank indebtedness  $   (853)  $    827
    Repayments of debt                            (296)      (354)
    Issues of debt                                   5          3
    Issues of Class A Subordinate Voting Shares      2          -
    Settlement of stock appreciation rights         (1)         -
    Repurchase of Class A Subordinate Voting
     Shares                                          -       (247)
    Cash dividends paid                            (21)      (140)
    -------------------------------------------------------------------------
    Cash provided from (used for) financing
     activities                               $ (1,164)  $     89   $ (1,253)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
In December 2008, in response to the uncertainty related to the financial viability of some of our key customers in North America, we drew down on our term and operating lines of credit. In February and March 2009, as the situation facing some of our key customers became clearer, we repaid
$767 million of the outstanding lines of credit.
The repayments of debt in 2009 consists primarily of the repayment of our 7.08% Subordinated Debentures in September 2009 and our 6.5% Convertible Subordinated Debentures in December 2009.
During 2009, cash dividends of $21 million were paid on the Class A Subordinate Voting or Class B Shares in the first quarter of 2009. This compares to cash dividends of $140 million in 2008. During the second quarter of 2009, our Board of Directors suspended payment of dividends and, as a result, no cash dividends were paid on our Class A Subordinate Voting or Class B Shares for the remainder of 2009.
Financing Resources
                                                 As at      As at
                                              December   December
                                                    31,        31,
                                                  2009       2008     Change
    -------------------------------------------------------------------------
    Liabilities
      Bank indebtedness                       $     48   $    909
      Long-term debt due within one year            16        157
      Long-term debt                               115        143
    -------------------------------------------------------------------------
                                                   179      1,209
    Shareholders' equity                         7,360      7,363
    -------------------------------------------------------------------------
    Total capitalization                      $  7,539   $  8,572   $ (1,033)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
Total capitalization decreased by $1.03 billion to $7.54 billion at
December 31, 2009 compared to $8.57 billion at December 31, 2008. The decrease in capitalization was a result of a $1.03 billion decrease in liabilities.
The decrease in liabilities is primarily as a result of a $767 million repayment on our outstanding lines of credit in the first quarter of 2009, the repayment of our 7.08% Subordinated Debentures during the third quarter of 2009 and the repayment of our 6.5% Convertible Subordinated Debentures during the fourth quarter of 2009. These decreases were partially offset by debt assumed on the acquisition of Cadence.
The decrease in shareholders' equity was primarily as a result of:
    -   the net loss incurred during 2009; and
    -   dividends paid during the first quarter of 2009.
These factors were partially offset by:
    - a $407 million increase in accumulated net unrealized gains on translation of our net investment in foreign operations, primarily as a result of the strengthening of the Canadian dollar, euro and British pound, each against the U.S. dollar between December 31,
        2008 and December 31, 2009; and
    - net unrealized gains on cash flow hedges and the reclassification of net losses on cash flow hedges from accumulated other comprehensive income to net loss.
Cash Resources
During 2009, our cash resources decreased by $1.4 billion to $1.3 billion primarily as a result of the net repayment of $0.9 billion on our outstanding lines of credit, cash used in investing activities, the repayment of our
7.08% Subordinated Debentures and the repayment of our 6.5% Convertible Subordinate Debentures, all as discussed previously. In addition to our cash resources, we had term and operating lines of credit totalling $2.1 billion. The unused and available portion of our lines of credit increased $0.9 billion to $1.9 billion during 2009 due to the net repayment on our operating lines.
In addition, at December 31, 2009, we held Canadian third party ABCP with a face value of Cdn$134 million and a carrying value of Cdn$88 million, which was based on a valuation technique that estimates the fair value based on relevant current market indices for instruments of comparable credit quality, term and structure ("current market indices").
During 2009, we recorded a $9 million increase in the carrying value of our investment in ABCP due to a tightening of the spread between the anticipated return on the restructured notes and the current market indices. Maximum Number of Shares Issuable
The following table presents the maximum number of shares that would be outstanding if all of the outstanding options issued and outstanding at February 23, 2010 were exercised or converted:
    Class A Subordinate Voting and Class B Shares                112,670,110
    Stock options(i)                                               3,544,522
    -------------------------------------------------------------------------
                                                                 116,214,632
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    (i) Options to purchase Class A Subordinate Voting Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to our stock option plans.
Contractual Obligations and Off Balance Sheet Financing
At December 31, 2009, we had contractual obligations requiring annual payments as follows:
                                            2011-    2013-   There-
                                    2010     2012     2014    after    Total
    -------------------------------------------------------------------------
    Operating leases with:
      MI Developments Inc.
       ("MID")                   $   150  $   296  $   284  $   422  $ 1,152
      Third parties                  128      191      129       99      547
    Long-term debt                    16       84        9       22      131
    -------------------------------------------------------------------------
    Total contractual
     obligations                 $   294  $   571  $   422  $   543  $ 1,830
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
We had no unconditional purchase obligations other than those related to inventory, services, tooling and fixed assets in the ordinary course of business.
Our unfunded obligations with respect to employee future benefit plans, which have been actuarially determined, were $295 million at December 31, 2009. These obligations are as follows:
                                                           Termi-
                                                           nation
                                                         and Long
                                               Retire-    Service
                                    Pension       ment   Arrange-
                                  Liability  Liability      ments      Total
    -------------------------------------------------------------------------
    Projected benefit obligation   $    310   $     43   $    210   $    563
    Less plan assets                   (218)         -          -       (218)
    -------------------------------------------------------------------------
    Unfunded amount                      92         43        210        345
    Unrecognized past service
     costs and actuarial gains
     (losses)                           (57)        23        (16)       (50)
    -------------------------------------------------------------------------
    Amount recognized in other
     long-term liabilities         $     35   $     66   $    194   $    295
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
Our off balance sheet financing arrangements are limited to operating lease contracts.
The majority of our facilities are subject to operating leases with MID or with third parties. Operating lease payments in 2009 for facilities leased from MID and third parties were $149 million and $131 million, respectively. Operating lease commitments in 2010 for facilities leased from MID and third parties are expected to be $150 million and $128 million, respectively. Our existing leases with MID generally provide for periodic rent escalations based either on fixed-rate step increases, or on the basis of a consumer price index adjustment (subject to certain caps).
We also have operating lease commitments for equipment. These leases are generally of shorter duration. Operating lease payments for equipment were
$42 million for 2009, and are expected to be $41 million in 2010.
Although our consolidated contractual annual lease commitments decline year by year, we expect that existing leases will either be renewed or replaced, or alternatively, we will incur capital expenditures to acquire equivalent capacity.
Foreign Currency Activities
Our North American operations negotiate sales contracts with OEMs for payment in both U.S. and Canadian dollars. Materials and equipment are purchased in various currencies depending upon competitive factors, including relative currency values. The North American operations use labour and materials which are paid for in both U.S. and Canadian dollars. Our Mexican operations generally use the U.S. dollar as the functional currency.
Our European operations negotiate sales contracts with OEMs for payment principally in euros and British pounds. The European operations' material, equipment and labour are paid for principally in euros and British pounds.
We employ hedging programs, primarily through the use of foreign exchange forward contracts, in an effort to manage our foreign exchange exposure, which arises when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in foreign currencies. These commitments represent our contractual obligations to deliver products over the duration of the product programs, which can last a number of years. The amount and timing of the forward contracts will be dependent upon a number of factors, including anticipated production delivery schedules and anticipated production costs, which may be paid in the foreign currency. In addition, we enter into foreign exchange contracts to manage foreign exchange exposure with respect to internal funding arrangements. Despite these measures, significant long term fluctuations in relative currency values, in particular a significant change in the relative values of the U.S. dollar, Canadian dollar, euro or British pound, could have an adverse effect on our profitability and financial condition (as discussed throughout this MD&A).
    RESULTS OF OPERATIONS - FOR THE THREE MONTHS ENDED DECEMBER 31, 2009
    -------------------------------------------------------------------------


    FINANCIAL RESULTS SUMMARY
    -------------------------------------------------------------------------
During the fourth quarter of 2009, we posted sales of $5.4 billion, an increase of 12% from the fourth quarter of 2008. This higher sales level was a result of increases in our North American, European and Rest of World production sales and complete vehicle assembly sales offset in part by a decrease in tooling, engineering and other sales. Comparing the fourth quarter of 2009 to the fourth quarter of 2008:
    - North American average dollar content per vehicle decreased 1%, while vehicle production increased 2%;
    -   European average dollar content per vehicle increased 20%, and vehicle production increased 13%; and
    -   Complete vehicle assembly sales increased 7% to $512 million from
        $479 million while complete vehicle assembly volumes declined 6%. During the fourth quarter of 2009, we generated an operating loss of $125 million compared to an operating loss of $165 million for 2008. Excluding the unusual items recorded in the fourth quarters of 2009 and 2008, as discussed in the "Unusual Items" section, operating income increased by
$80 million. Included in operating income for the fourth quarters of 2009 and 2008 are several "Significant Items" that impact operating income representing approximately $130 million and $20 million, respectively. "Significant Items" consist primarily of:
    - downsizing and other restructuring activities that have not been included in the "Unusual Items" section;
    -   an accounts receivable valuation allowance in the fourth quarter of
        2009;
    - due diligence costs associated with our planned investment in Opel, which terminated during the fourth quarter of 2009;
    - the write-off of uncollectable pre-production costs incurred related to the cancelation of an assembly program in the fourth quarter of 2009;
    -   costs related to the delay in the start of production of a program;
        and
    -   other losses on disposal of assets.
During the fourth quarter of 2009, net loss was $139 million compared to net loss of $148 million for the fourth quarter of 2008. Excluding the unusual items recorded in the fourth quarters of 2009 and 2008, as discussed in the "Unusual Items" section, net income for the fourth quarter 2009 increased
$71 million. The increase in net income was a result of the increase in operating income partially offset by higher income taxes.
During the fourth quarter of 2009, our diluted loss per share was $1.25 compared to diluted loss per share of $1.33 for the fourth quarter of 2008. Excluding the unusual items recorded in the fourth quarters of 2009 and
2008, as discussed in the "Unusual Items" section, diluted loss per share for 2009 decreased $0.63. The decrease in diluted loss per share is primarily as a result of the increase in net income, excluding unusual items.
                                             For the three months
                                                ended December 31,
                                             ---------------------
                                                  2009       2008     Change
    -------------------------------------------------------------------------

    Vehicle Production Volumes (millions
     of units)
      North America                              2.783      2.739     +   2%
      Europe                                     3.295      2.920     +  13%
    -------------------------------------------------------------------------

    Average Dollar Content Per Vehicle
      North America                           $    868   $    874     -   1%
      Europe                                  $    523   $    436     +  20%
    -------------------------------------------------------------------------

    Sales
      External Production
        North America                         $  2,417   $  2,393     +   1%
        Europe                                   1,722      1,272     +  35%
        Rest of World                              221        103     + 115%
      Complete Vehicle Assembly                    512        479     +   7%
      Tooling, Engineering and Other               547        589     -   7%
    -------------------------------------------------------------------------
    Total Sales                               $  5,419   $  4,836     +  12%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
External Production Sales - North America
External production sales in North America increased 1% or $24 million to $2.42 billion for the fourth quarter of 2009 compared to $2.39 billion for the fourth quarter of 2008. This increase in production sales reflects a 2% increase in North American vehicle production volumes partially offset by a 1% decrease in our North American average dollar content per vehicle. Our average dollar content per vehicle declined by 1% or $6 to $868 for the fourth quarter of 2009 compared to $874 for the fourth quarter of 2008 primarily as a result of:
    - unfavourable production (relative to industry volumes) and/or lower content on certain programs, including the:
        -  GM full-sized pickups;
        -  Chevrolet Cobalt;
        -  GMC Acadia and Buick Enclave;
        -  Chevrolet Impala;
        -  Dodge Grand Caravan, Chrysler Town & Country and Volkswagen
           Routan;
        -  Chevrolet HHR;
        -  Mazda 6;
        -  Dodge Ram; and
        -  Chrysler 300 and 300C and Dodge Charger; and
    - programs that ended production during or subsequent to the fourth quarter of 2008, including the:
        -  Pontiac G5, G6, Solstice, Sky and GT;
        -  Chevrolet Trailblazer, GMC Envoy and Saab 9-7X; and
        -  Saturn Vue, Aura and Outlook; and
    -   net customer price concessions subsequent to the fourth quarter of
        2008.
These factors were partially offset by:
    - the launch of new programs during or subsequent to the fourth quarter of 2008, including the:
        -  Chevrolet Equinox, GMC Terrain, Pontiac Torrent and Suzuki XL7;
        -  Cadillac SRX; and
        -  Chevrolet Camaro;
    -   an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar;
    - favourable production (relative to industry volumes) and/or increased content on certain programs, including the:
        -  Ford Escape, Mercury Mariner and Mazda Tribute; and
        -  Ford F-Series and Lincoln Mark LT;
    -  takeover business that launched subsequent to the fourth quarter of 2008; and
    -  acquisitions completed during or subsequent to the fourth quarter of 2008, including several facilities from Meridian.
External Production Sales - Europe
External production sales in Europe increased 35% or $450 million to $1.7 billion for the fourth quarter of 2009 compared to $1.3 billion for the fourth quarter of 2008. This increase in production sales reflects a 13% increase in European vehicle production volumes as discussed in the "Highlights" section combined with a 20% increase in our European average dollar content per vehicle.
Our average dollar content per vehicle grew by 20% or $87 to $523 for the fourth quarter of 2009 compared to $436 for the fourth quarter of 2008, primarily as a result of:
    - an increase in reported U.S. dollar sales due to the strengthening of the euro and British pound, each against the U.S. dollar;
    - acquisitions completed during or subsequent to the fourth quarter of 2008, including Cadence; and
    - the launch of new programs during or subsequent to the fourth quarter of 2008, including the:
        -  Porsche Panamera;
        -  Skoda Yeti;
        -  MINI Cooper Convertible; and
        -  Audi A5 Cabrio and Sportback;
    - favourable production (relative to industry volumes) and/or increased content on certain programs, including the Audi Q5.
These factors were partially offset by:
    - unfavourable production (relative to industry volumes) and/or lower content on certain programs, including the:
        -  Volkswagen Transporter;
        -  Smart fortwo;
        -  Mercedes-Benz C-Class;
        -  BMW X3;
        -  Mercedes-Benz B-Class and B-Class Fuel Cell; and
        -  Volkswagen Tiguan;
    - programs that ended production during or subsequent to the fourth quarter of 2008, including the GAZ Siber; and
    -   net customer price concessions subsequent to the fourth quarter of
        2008.
External Production Sales - Rest of World
External production sales in Rest of World increased 115% or $118 million to $221 million for the fourth quarter of 2009 compared to $103 million for the fourth quarter of 2008 primarily as a result of:
    - increased production and/or content on certain programs in China, Korea and Brazil;
    - the launch of new programs during or subsequent to the fourth quarter of 2008 in China and Japan; and
    - an increase in reported U.S. dollar sales as a result of the weakening of the Brazilian real and Korean won, each against the
        U.S. dollar.
Complete Vehicle Assembly Sales
                                             For the three months
                                                ended December 31,
                                             ---------------------
                                                  2009       2008     Change
    -------------------------------------------------------------------------

    Complete Vehicle Assembly Sales           $    512   $    479     +   7%
    -------------------------------------------------------------------------

    Complete Vehicle Assembly Volumes (Units)
      Full-Costed:
        BMW X3, Mercedes-Benz G-Class,
         Peugeot RCZ and Saab 93 Convertible    13,881     13,961     -   1%
      Value-Added:
        Jeep Grand Cherokee, Chrysler 300
         and Jeep Commander                      1,971      2,972     -  34%
    -------------------------------------------------------------------------
                                                15,852     16,933     -   6%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
Complete vehicle assembly sales increased 7% or $33 million to $512 million for the fourth quarter of 2009 compared to $479 million for the fourth quarter of 2008 and assembly volumes decreased 6% or 1,081 units. The higher sales level is primarily as a result of an increase in reported U.S. dollar sales due to the strengthening of the euro against the U.S. dollar partially offset by the decrease in complete vehicle assembly volumes due to the natural decline in volumes as certain models that we currently assemble approach their scheduled end of production. However, the Peugeot RCZ launched in the fourth quarter of 2009 and several new complete vehicle assembly programs have been awarded and are scheduled to launch throughout 2010 to 2013. Tooling, Engineering and Other
Tooling, engineering and other sales decreased 7% or $42 million to $547 million for the fourth quarter of 2009 compared to $589 million for the fourth quarter of 2008.
In the fourth quarter of 2009, the major programs for which we recorded tooling, engineering and other sales were the:
    -   Audi Q5;
    -   Porsche Panamera;
    -   Porsche Boxster and Cayman;
    -   Mercedes-Benz M-Class;
    -   Porsche Cayenne;
    -   Peugeot RCZ;
    -   MINI Cooper, Clubman and Crossman;
    -   Chevrolet Silverado and GMC Sierra;
    -   BMW X3; and
    -   Mercedes-Benz E-Class.
In the fourth quarter of 2008, the major programs for which we recorded tooling, engineering and other sales were the:
    -   MINI Cooper, Clubman and Crossman;
    -   BMW Z4, X3 and 1-Series;
    -   GM's full-size pickups;
    -   Cadillac SRX and Saab 9-4X;
    -   Mercedes-Benz M-Class;
    -   Porsche 911 / Boxster;
    -   Ford Fusion;
    -   Dodge Charger and Chrysler 300; and
    -   Chevrolet Camaro.
In addition, tooling, engineering and other sales increased as a result of the strengthening of the euro and Canadian dollar, each against the
U.S. dollar.
EBIT
Refer to note 16 of our 2009 interim consolidated financial statements and note 25 of our 2008 audited consolidated financial statements, which describes our operating segments and basis of segmentation.
                                For the three months ended December 31,
                        -----------------------------------------------------
                                   Sales                       EBIT
                        -------------------------   -------------------------
                           2009     2008   Change     2009     2008   Change
    -------------------------------------------------------------------------

    North America       $ 2,575  $ 2,667  $   (92) $    84  $   (91) $   175
    Europe                2,600    2,044      556     (202)     (75)    (127)
    Rest of World           237      121      116       18        3       15
    Corporate and Other       7        4        3      (26)     (16)     (10)
    -------------------------------------------------------------------------
    Total               $ 5,419  $ 4,836  $   583  $  (126) $  (179) $    53
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
Included in EBIT for the fourth quarters of 2009 and 2008 were the following unusual items, which have been discussed in the "Unusual Items"
section.
                                                        For the three months
                                                           ended December 31,
                                                       ----------------------
                                                             2009       2008
    -------------------------------------------------------------------------
    North America
      Impairment charges                                 $    (38)  $    (12)
      Restructuring charges                                     -        (80)
    -------------------------------------------------------------------------
                                                              (38)       (92)
    -------------------------------------------------------------------------
    Europe
      Impairment charges                                      (70)        (4)
      Restructuring charges                                   (20)         -
      Sale of facility                                         (8)         -
    -------------------------------------------------------------------------
                                                              (98)        (4)
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
                                                         $   (136)  $    (96)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
North America
EBIT in North America increased $175 million to $84 million for the fourth quarter of 2009 compared to a loss of $91 million for the fourth quarter of 2008. Excluding the North American unusual items discussed in the
"Unusual Items" section, EBIT increased $121 million. "Significant Items" including, downsizing and other restructuring activities also negatively impacted EBIT in North America by approximately $25 million and $15 million in the fourth quarters of 2009 and 2008, respectively. In addition, EBIT was positively impacted by:
    - the benefit of restructuring and downsizing activities and cost saving initiatives (including reduced discretionary spending, employee reductions, reduced bonuses, and benefit plan changes) undertaken during or subsequent to the fourth quarter of 2008;
    -   roductivity and efficiency improvements at certain facilities;
    -   lower affiliation fees paid to corporate;
    -   no employee profit sharing for the fourth quarter of 2009;
    -   lower commodity costs; and
    - incremental margin earned from acquisitions completed subsequent to the fourth quarter of 2008.
These factors were partially offset by:
    -   higher warranty costs;
    -   electric vehicle development costs;
    -   operational inefficiencies and other costs at certain facilities; and
    -   net customer price concessions subsequent to the fourth quarter of
        2008.
Europe
EBIT in Europe decreased $127 million to a loss of $202 million for the fourth quarter of 2009 compared to a loss of $75 million for the fourth quarter of 2008. Excluding the European unusual items discussed in the "Unusual Items" section, EBIT decreased by $33 million. "Significant
Items" including, downsizing and other restructuring activities; accounts receivable valuation allowances; write-off of uncollectable pre-production costs incurred related to the cancelation of an assembly program; and
costs related to the delay in the start of production in a program also negatively impacted EBIT in Europe by approximately $70 million and $5 million in the fourth quarters of 2009 and 2008, respectively. In addition, EBIT was positively impacted by:
    -   lower commodity costs;
    - incremental margin earned related to the acquisition of Cadence during the second quarter of 2009;
    -   productivity and efficiency improvements at certain facilities;
    -   lower incentive compensation; and
    - the benefit of cost saving initiatives, including reduced discretionary spending, employee reductions, short work week schedules, reduced bonuses, and voluntary wage reductions.
These factors were partially offset by:
    - costs incurred at new facilities in Russia as we continue to pursue opportunities in this market;
    -   costs incurred to develop and grow our electronics capabilities;
    - costs incurred in preparation for upcoming launches or for programs that have not fully ramped up production;
    -   operational inefficiencies and other costs at certain facilities;
    -   higher warranty costs; and
    -   net customer price concessions subsequent to the fourth quarter of
        2008.
Rest of World
Rest of World EBIT increased $15 million to $18 million for the fourth quarter of 2009 compared to $3 million for the fourth quarter of 2008 primarily as a result of incremental margin earned on new programs that launched during or subsequent to the fourth quarter of 2008 in China partially offset by costs incurred at new facilities, primarily in Japan. Corporate and Other
Corporate and Other EBIT decreased $10 million to a loss of $26 million for the fourth quarter of 2009 compared to a loss of $16 million for the fourth quarter of 2008. "Significant Items" including, due diligence costs associated with our planned investment in Opel, which terminated during the fourth quarter of 2009; and other losses on disposal also negatively impacted EBIT in Corporate and Other by approximately $30 million in the fourth quarter of 2009. In addition, EBIT was positively impacted by:
    - costs incurred in the fourth quarter of 2008 related to electric vehicle development;
    -   an increase in equity income earned; and
    - the benefit of cost saving initiatives, including reduced discretionary spending, employee reductions, voluntary wage reductions and benefit plan changes.
These factors were partially offset by a decrease in affiliation fees earned from our divisions.
    FUTURE CHANGES IN ACCOUNTING POLICIES
    -------------------------------------------------------------------------
Conversion to International Financial Reporting Standards ("IFRS")
in Fiscal 2011
In February 2008, the Canadian Accounting Standards Board confirmed the transition from Canadian GAAP to IFRS for all publicly accountable entities no later than fiscal years commencing on or after January 1,
2011. As a result, throughout 2009, we undertook a detailed review of the implications of having to report under IFRS and also examined the alternative available to us, as a Foreign Private Issuer in the United States, of filing our primary financial statements in Canada using U.S.
GAAP, as permitted by the Canadian Securities Administrators' National Instrument 51-102, "Continuous Disclosure Obligations".
In carrying out this evaluation, we considered many factors, including, but not limited to (i) the changes in accounting policies that would be required and the resulting impact on our reported results and key performance indicators, (ii) the reporting standards expected to be used by many of our industry comparables, and (iii) the financial reporting needs of our market participants, including shareholders, lenders, rating agencies and market analysts.
As a result of this analysis, we have determined that we will adopt U.S.
GAAP as our primary basis of financial reporting with our first reporting period beginning after January 1, 2011. We have already commenced planning and implementation of this transition and the adoption of U.S. GAAP is not anticipated to have a material change on our accounting policies or financial results, except for the reporting differences disclosed in note 26 of our 2008 consolidated financial statements.
    COMMITMENTS AND CONTINGENCIES
    -------------------------------------------------------------------------
From time to time, we may be contingently liable for litigation and other claims.
Refer to note 24 of our 2008 audited consolidated financial statements, which describes these claims.
    CONTROLS AND PROCEDURES
    -------------------------------------------------------------------------
There have been no changes in our internal controls over financial reporting that occurred during the year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
    FORWARD LOOKING STATEMENTS
    -------------------------------------------------------------------------
The previous discussion contains statements that constitute "forward-
looking statements" within the meaning of applicable securities legislation, including, but not limited to, statements relating to growth in global and North American vehicle production; growth prospects in the Western European market; the potential for future growth in, and impact on our earnings of, our current and future investments in electronics and hybrid/electric vehicles; future growth prospects of our business; and
the timing of launch of new complete vehicle assembly programs. The forward-looking information in this MD&A is presented for the purpose of providing information about management's current expectations and plans and such information may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use ords such as "may", "would", "could", "should", "will", "likely",
"expect", "anticipate", "believe", "intend", "plan", "forecast",
"outlook", "project", "estimate" and similar expressions suggesting future outcomes or events to identify forward-looking statements. Any such forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation:
the potential for a slower than anticipated economic recovery or a deterioration of economic conditions; low production volumes and sales levels; the financial condition and credit worthiness of some of our OEM customers, including the potential that such customers may not make, or may seek to delay or reduce, payments owed to us; the financial condition of some of our suppliers and the risk of their insolvency, bankruptcy or financial restructuring; the highly competitive nature of the automotive parts supply business; our dependence on outsourcing by our customers;
the termination or non renewal by our customers of any material contracts; our ability to identify and successfully exploit shifts in technology; restructuring, downsizing and/or other significant non- recurring costs; impairment charges; our ability to successfully grow our sales to non-traditional customers; unfavourable product or customer mix; risks of conducting business in foreign countries, including China, India, Brazil, Russia and other developing markets; our ability to quickly shift our manufacturing footprint to take advantage of lower cost manufacturing opportunities; disruptions in the capital and credit markets;
fluctuations in relative currency values; our ability to successfully identify, complete and integrate acquisitions; pricing pressures, including our ability to offset price concessions demanded by our customers; warranty and recall costs; product liability claims in excess of our insurance coverage; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; legal claims against us; work stoppages and labour relations disputes; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; potential conflicts of interest involving our indirect controlling shareholder, the Stronach Trust; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United
States Securities and Exchange Commission, and subsequent filings.
In evaluating forward-looking statements, we caution readers not to place undue reliance on any forward-looking statements and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward- looking statements to reflect subsequent information, events, results or circumstances or otherwise.
    MAGNA INTERNATIONAL INC.
    CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS) (Unaudited)
    (U.S. dollars in millions, except per share figures)

                                     Three months ended        Year ended
                                         December 31,          December 31,
                                    --------------------  -------------------
                             Note      2009       2008       2009       2008
    -------------------------------------------------------------------------

    Sales                          $  5,419   $  4,836   $ 17,367   $ 23,704
    -------------------------------------------------------------------------
    Costs and expenses
      Cost of goods sold        8     4,844      4,447     15,697     20,982
      Depreciation and
       amortization                     201        209        737        873
      Selling, general and
       administrative          10       398        343      1,261      1,319
      Interest (income)
       expense, net                      (1)       (14)         7        (62)
      Equity income                      (6)         -         (7)       (19)
      Impairment charges        2       108         16        183        283
    -------------------------------------------------------------------------
    Income (loss) from
     operations before
     income taxes                      (125)      (165)      (511)       328
    Income taxes                9        14        (17)       (18)       257
    -------------------------------------------------------------------------
    Net income (loss)                  (139)      (148)      (493)        71
    Other comprehensive
     income (loss):            13
      Net unrealized gains
       (losses) on translation
       of net investment
       in foreign operations             53       (587)       407       (881)
      Repurchase of shares                -          -          -        (32)
      Net unrealized gains
       (losses) on cash
       flow hedges                        9        (96)        41       (102)
      Reclassifications of
       net losses (gains) on
       cash flow hedges to
       net income (loss)                  8          2         59         (1)
    -------------------------------------------------------------------------
    Comprehensive
     income (loss)                 $    (69)  $   (829)  $     14   $   (945)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Earnings (loss) per
     Class A Subordinate
     Voting or Class B Share:
      Basic                        $  (1.25)  $  (1.33)  $  (4.41)  $   0.63
      Diluted                      $  (1.25)  $  (1.33)  $  (4.41)  $   0.62
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Cash dividends paid per
     Class A Subordinate
     Voting or
     Class B Share                 $      -   $   0.18   $   0.18   $   1.26
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Average number of
     Class A Subordinate
     Voting and Class B
     Shares outstanding
     during the period
     (in millions):
      Basic                           111.8      111.6      111.8      112.8
      Diluted                         111.8      111.6      111.8      113.9
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------



    CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
    (Unaudited)
    (U.S. dollars in millions)

                                     Three months ended        Year ended
                                         December 31,          December 31,
                                    --------------------  -------------------
                                       2009       2008       2009       2008
    -------------------------------------------------------------------------
    Retained earnings,
     beginning of period           $  2,982   $  3,525   $  3,357   $  3,526
    Net income (loss)                  (139)      (148)      (493)        71
    Dividends on Class A
     Subordinate Voting and
     Class B Shares                       -        (20)       (21)      (142)
    Repurchase of Class A
     Subordinate Voting Shares            -          -          -        (98)
    -------------------------------------------------------------------------
    Retained earnings,
     end of period                 $  2,843   $  3,357   $  2,843   $  3,357
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                           See accompanying notes



    MAGNA INTERNATIONAL INC.
    CONSOLIDATED STATEMENTS OF CASH FLOWS
    (Unaudited)
    (U.S. dollars in millions)

                                     Three months ended        Year ended
                                         December 31,          December 31,
                                    --------------------  -------------------
                             Note      2009       2008       2009       2008
    -------------------------------------------------------------------------

    Cash provided from
     (used for):

    OPERATING ACTIVITIES
    Net income (loss)              $   (139)  $   (148)  $   (493)  $     71
    Items not involving
     current cash flows         3       406        267      1,114      1,258
    -------------------------------------------------------------------------
                                        267        119        621      1,329
    Changes in non-cash
     operating assets and
     liabilities                3       247        257        (94)      (275)
    -------------------------------------------------------------------------
    Cash provided from
     operating activities               514        376        527      1,054
    -------------------------------------------------------------------------

    INVESTMENT ACTIVITIES
    Fixed asset additions              (230)      (274)      (629)      (739)
    Purchase of subsidiaries    4         -        (49)       (50)      (158)
    Increase in investments
     and other assets                   (29)       (35)      (227)      (231)
    Proceeds from disposition            13          9         30         65
    -------------------------------------------------------------------------
    Cash used for investing
     activities                        (246)      (349)      (876)    (1,063)
    -------------------------------------------------------------------------

    FINANCING ACTIVITIES
    Decrease (increase) in
     bank indebtedness                 (256)       831       (853)       827
    Repayments of debt                 (127)      (258)      (296)      (354)
    Issues of debt                        -          1          5          3
    Issues of Class A
     Subordinate Voting Shares            1          -          2          -
    Settlement of stock
     appreciation rights
     (note 10 (a) (ii))                   -          -         (1)         -
    Repurchase of Class A
     Subordinate Voting Shares            -          -          -       (247)
    Dividends                             -        (19)       (21)      (140)
    -------------------------------------------------------------------------
    Cash (used for) provided
     from financing activities         (382)       555     (1,164)        89
    -------------------------------------------------------------------------

    Effect of exchange rate
     changes on cash and
     cash equivalents                    39       (222)        90       (277)
    -------------------------------------------------------------------------

    Net (decrease) increase
     in cash and cash
     equivalents during the
     period                             (75)       360     (1,423)      (197)
    Cash and cash equivalents,
     beginning of period              1,409      2,397      2,757      2,954
    -------------------------------------------------------------------------
    Cash and cash equivalents,
     end of period                 $  1,334   $  2,757   $  1,334   $  2,757
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                           See accompanying notes



    MAGNA INTERNATIONAL INC.
    CONSOLIDATED BALANCE SHEETS
    (Unaudited)
    (U.S. dollars in millions)

                                                         As at         As at
                                                   December 31,  December 31,
                                            Note          2009          2008
    -------------------------------------------------------------------------

    ASSETS
    Current assets
    Cash and cash equivalents                  3     $   1,334     $   2,757
    Accounts receivable                                  3,062         2,821
    Inventories                                          1,721         1,647
    Income taxes receivable                    9            50            11
    Prepaid expenses and other                             136           115
    -------------------------------------------------------------------------
                                                         6,303         7,351
    -------------------------------------------------------------------------
    Investments                                5           238           194
    Fixed assets, net                                    3,811         3,701
    Goodwill                                   2         1,132         1,160
    Future tax assets                          9           168           182
    Other assets                               6           651           601
    -------------------------------------------------------------------------
                                                     $  12,303     $  13,189
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    LIABILITIES AND SHAREHOLDERS' EQUITY
    Current liabilities
    Bank indebtedness                                $      48     $     909
    Accounts payable                                     3,001         2,744
    Accrued salaries and wages                             372           448
    Other accrued liabilities                  7           862           835
    Long-term debt due within one year                      16           157
    -------------------------------------------------------------------------
                                                         4,299         5,093
    -------------------------------------------------------------------------
    Deferred revenue                                        19            31
    Long-term debt                                         115           143
    Other long-term liabilities                8           369           423
    Future tax liabilities                                 141           136
    -------------------------------------------------------------------------
                                                         4,943         5,826
    -------------------------------------------------------------------------

    Shareholders' equity
    Capital stock                             11
      Class A Subordinate Voting Shares
       (issued: 111,933,031; December 31, 2008
       - 111,879,059)                                    3,613         3,605
      Class B Shares (convertible into
       Class A Subordinate Voting Shares)
       (issued: 726,829)                                     -             -
    Contributed surplus                       12            63            67
    Retained earnings                                    2,843         3,357
    Accumulated other comprehensive income    13           841           334
    -------------------------------------------------------------------------
                                                         7,360         7,363
    -------------------------------------------------------------------------
                                                     $  12,303     $  13,189
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                           See accompanying notes



    MAGNA INTERNATIONAL INC.
    NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
    (Unaudited)
    (All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted)
    -------------------------------------------------------------------------

    1.  BASIS OF PRESENTATION

        The unaudited interim consolidated financial statements of Magna International Inc. and its subsidiaries (collectively "Magna" or the "Company") have been prepared in United States dollars following Canadian generally accepted accounting principles ("GAAP") with respect to the preparation of interim financial information. Accordingly, they do not include all the information and footnotes required in the preparation of annual financial statements and therefore should be read in conjunction with the December 31, 2008 audited consolidated financial statements and notes included in the Company's 2008 Annual Report. These interim consolidated financial statements have been prepared using the same accounting policies as the December 31, 2008 annual consolidated financial statements, except the Company retrospectively adopted the new Canadian Institute of Chartered Accountants Handbook Section 3064, "Goodwill and Intangible Assets", with no restatement of prior periods. The adoption of these recommendations had no material impact on the interim consolidated financial statements.

        In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at December 31, 2009 and the results of operations and cash flows for the three-months and years ended December 31, 2009 and 2008.

    2.  RESTRUCTURING AND IMPAIRMENT CHARGES

        For the years ended December 31 of 2009 and 2008, the Company recorded impairment charges as follows:

                                         2009                    2008
                               ----------------------  ----------------------
                               Operating         Net   Operating         Net
                                  Income      Income      Income      Income
        ---------------------------------------------------------------------
        Fourth Quarter
          North America        $      38   $      36   $      12   $      12
          Europe                      70          70           4           4
        ---------------------------------------------------------------------
        Total fourth quarter
         impairment charges          108         106          16          16
        ---------------------------------------------------------------------
        Third Quarter
          North America                -           -         258         223
        ---------------------------------------------------------------------
        Second Quarter
          North America               75          75           5           3
          Europe                       -           -           4           4
        ---------------------------------------------------------------------
        Total second quarter
         impairment charges           75          75           9           7
        ---------------------------------------------------------------------

        Total full year
         impairment charges    $     183   $     181   $     283   $     246
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

    (a) North America

        For the year ended December 31, 2009

        In conjunction with its annual business planning cycle, during the fourth quarter of 2009 the Company determined that its Car Top Systems ("CTS") North America reporting unit could potentially be impaired, primarily as a result of: (i) a dramatic reduction in the market for soft tops, hard tops and modular retractable hard tops; and (ii) historical losses that are projected to continue throughout the Company's business planning period. Based on the reporting unit's discounted forecast cashflows, the Company recorded a $25 million goodwill impairment charge.

        In addition, during the second quarter of 2009, after failing to reach a favourable labour agreement at a powertrain facility in Syracuse, New York, the Company decided to wind down these operations. Given the significance of the facility's cashflows in relation to the reporting unit, management determined that it was more likely than not that goodwill at the Powertrain North America reporting unit could potentially be impaired. Therefore, the Company recorded a $75 million goodwill impairment charge.

        The goodwill impairment charges were calculated by determining the implied fair value of goodwill in the same manner as if it had acquired the Powertrain and CTS reporting units as at June 30, 2009 and December 31, 2009, respectively.

        During the fourth quarter of 2009, the Company recorded long-lived asset impairment charges of $13 million ($11 million after tax) related to fixed assets at a die casting facility in Canada and an anticipated under recovery of capitalized tooling costs at a stamping facility in the United States due to significantly lower volumes on certain SUV programs.

        During the second quarter of 2009, the Company recorded restructuring costs of $6 million in cost of goods sold ($6 million after tax) related to the planned closure of a powertrain facility in Syracuse, New York, substantially all of which will be paid subsequent to 2009.

        For the year ended December 31, 2008

        During 2008, the Company recorded long-lived asset impairment charges of $275 million ($238 million after tax), related primarily to its powertrain and interior and exterior systems operations in the United States and Canada.

        At the Company's powertrain operations, particularly at a facility in Syracuse, New York, asset impairment charges of $189 million
        ($169 million after tax) were recorded primarily as a result of: (i) a dramatic market shift away from truck programs, in particular four wheel drive pick-up trucks and SUVs; (iii) excess die-casting, machining and assembly capacity; and (iii) historical losses that are projected to continue throughout the Company's business planning period.

        At its interiors and exteriors operations, the Company recorded
        $74 million ($61 million after tax) of asset impairment charges primarily as a result of: (i) significantly lower volumes on certain pick-up truck and SUV programs; (ii) the loss of certain replacement business; and (iii) historical losses that are projected to continue throughout the Company's business planning period.

        During 2008, the Company recorded restructuring and rationalization costs of $79 million in cost of goods sold and $5 million in selling, general and administrative expense ($60 million after tax) related to the above long-lived asset impairments and other restructuring activities. Substantially all of the $84 million was paid during 2009.

    (b) Europe

        For the year ended December 31, 2009

        During 2009, the Company recorded long-lived assets impairment charges of $70 million ($70 million after tax) related to its CTS and exterior systems operations in Germany.

        At the Company's CTS operations, long-lived asset impairment charges of $59 million ($59 million after tax) were recorded related to fixed and intangible assets. The impairment charge was calculated based on the CTS' discounted forecast cashflows and was necessary primarily as a result of: (i) a dramatic reduction in the market for soft tops, hard tops and modular retractable hard tops; and (ii) historical losses that are projected to continue throughout the Company's business planning period.

        At its exteriors operations, the Company recorded an $11 million ($11 million after tax) asset impairment charge related to specific under-utilized assets in Germany.

        During 2009, the Company recorded restructuring and rationalization costs of $17 million in cost of goods sold and $3 million in selling, general and administrative expense ($20 million after tax). The charges consist primarily of severance and other termination benefits related to the closure of powertrain and interior systems facilities in Germany. Substantially all of the $20 million will be paid subsequent to 2009.

        For the year ended December 31, 2008

        During 2008, the Company recorded an $8 million ($8 million after tax) asset impairment related to the disposal of specific assets at an interior systems facility in the United Kingdom and specific assets at a powertrain facility in Austria.

    3.  DETAILS OF CONSOLIDATED STATEMENTS OF CASH FLOWS

        (a) Cash and cash equivalents:

                                                        December    December
                                                        31, 2009    31, 2008
        ---------------------------------------------------------------------

        Bank term deposits, bankers acceptances
         and government paper                          $     852   $   2,517
        Cash                                                 409         168
        Cash in joint ventures                                73          72
        ---------------------------------------------------------------------
                                                       $   1,334   $   2,757
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------


        (b) Items not involving current cash flows:

                                   Three months ended         Year ended
                                       December 31,           December 31,
                                ----------------------   --------------------
                                    2009        2008        2009        2008
    -------------------------------------------------------------------------

    Depreciation and
     amortization              $     201   $     209   $     737   $     873
    Long-lived asset
     impairments (note 2)            108          16         183         283
    Amortization of other
     assets included in cost
     of goods sold                    13          29          83          78
    Valuation allowance
     established against
     future tax assets                 -           -           -         123
    Equity income                     (6)          -          (7)        (19)
    Future income taxes and
     non-cash portion of
     current taxes                    67         (27)         56        (131)
    Reclassification of gain
     on translation of net
     investment in foreign
     operations from
     accumulated other
     comprehensive income              -           -           -        (116)
    Amortization of employee
     wage buydown (note 6)             9          21          27          62
    Other non-cash charges            14          19          61         105
    Curtailment gain (note 8)          -           -         (26)          -
    -------------------------------------------------------------------------
                               $     406   $     267   $   1,114   $   1,258
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

        (c) Changes in non-cash operating assets and liabilities:

                                   Three months ended         Year ended
                                       December 31,           December 31,
                                ----------------------   --------------------
                                    2009        2008        2009        2008
    -------------------------------------------------------------------------

    Accounts receivable        $     279   $     914   $     (40)  $     826
    Inventories                      102          55          17        (124)
    Prepaid expenses and other        22          29           6         (70)
    Accounts payable                 101        (573)        241        (493)
    Accrued salaries and wages       (76)        (93)        (92)        (98)
    Other accrued liabilities       (133)        (55)       (108)        (58)
    Income taxes
     payable/receivable              (46)        (14)       (104)       (232)
    Deferred revenue                  (2)         (6)        (14)        (26)
    -------------------------------------------------------------------------
                               $     247   $     257   $     (94)  $    (275)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    4.  ACQUISITIONS

        On May 11, 2009, Magna acquired Cadence Innovation s.r.o., a manufacturer of exterior and interior systems. The acquired business is primarily located in the Czech Republic with sales to various customers, including Skoda.

        On June 1, 2009, Magna acquired several facilities from Meridian Automotive Systems Inc. The facilities located in the United States and Mexico manufacture composites for various customers.

        The total consideration for these acquisitions and certain other acquisitions was $136 million, consisting of $50 million paid in cash and $86 million of assumed debt.

        The purchase price allocations for these acquisitions are preliminary and adjustments to the allocations may occur as a result of obtaining more information regarding asset valuations. On a preliminary basis, an allocation of the excess purchase price over the book value of assets acquired and liabilities assumed has been made to goodwill and intangible assets.

    5.  INVESTMENTS

        At December 31, 2009, the Company held Canadian third party asset-backed commercial paper ("ABCP") with a face value of Cdn$134 million and a carrying value of Cdn$88 million (December 31, 2008 -
        Cdn$79 million), which was based on a valuation technique that estimates the fair value based on relevant current market indices for instruments of comparable credit quality, term and structure ("current market indices").

        During the third quarter of 2009, the Company recorded a $9 million increase in the carrying value of it's investment in ABCP in selling, general and administrative expense, due to a tightening of the spread between the anticipated return on the restructured notes and the current market indices.

        During 2008, the Company recorded a $41 million impairment charge
        (Q3 - $24 million; Q1 - $17 million) in selling, general and administrative expense. The impairment charge was calculated based on the anticipated return on the restructured notes (the "Notes") versus the spreads using current market indices and a charge against potentially non-performing assets calculated on a probability weighted basis.

        Refer to note 8 of the Company's 2008 audited consolidated financial statements for more information regarding the significant estimates and assumptions incorporated into the valuation of our ABCP.

    6.  OTHER ASSETS

        Other assets consist of:

                                                        December    December
                                                        31, 2009    31, 2008
        ---------------------------------------------------------------------
        Preproduction costs related to long-term
         supply agreements with contractual guarantee
         for reimbursement                             $     433   $     230
        Long-term receivables                                 50          67
        Patents and licences, net                             20          54
        Employee wage buydown, net                            25          52
        Other, net                                           123         198
        ---------------------------------------------------------------------
                                                       $     651   $     601
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

    7.  WARRANTY

        The following is a continuity of the Company's warranty accruals:

                                                            2009        2008
        ---------------------------------------------------------------------

        Balance, beginning of period                   $      75   $     103
        Expense, net                                           5          10
        Settlements                                          (10)        (11)
        Foreign exchange and other                            (2)          3
        ---------------------------------------------------------------------
        Balance, March 31,                                    68         105
        Income, net                                           (1)        (17)
        Settlements                                           (6)          4
        Foreign exchange and other                             4           1
        ---------------------------------------------------------------------
        Balance, June 30,                                     65          93
        Expense (income), net                                  7          (1)
        Settlements                                          (10)         (5)
        Foreign exchange and other                             1          (6)
        ---------------------------------------------------------------------
        Balance, September 30,                                63          81
        Expense, net                                          20           6
        Settlements                                           (9)        (11)
        Foreign exchange and other                             1          (1)
        ---------------------------------------------------------------------
        Balance, December 31,                          $      75  $       75
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

    8.  EMPLOYEE FUTURE BENEFIT PLANS

        The Company recorded employee future benefit expense (income) as follows:

                                   Three months ended         Year ended
                                       December 31,           December 31,
                                ----------------------   --------------------
                                    2009        2008        2009        2008
    -------------------------------------------------------------------------
    Defined benefit pension
     plans and other           $       3   $       4   $      13   $      13
    Termination and long
     service arrangements              2           8          27          27
    Retirement medical
     benefits plan                    (2)         (3)        (20)          8
    -------------------------------------------------------------------------
                               $       3   $       9   $      20   $      48
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

        During the second quarter of 2009 the Company amended its Retiree Premium Reimbursement Plan in Canada and the United States, such that employees retiring on or after August 1, 2009 will no longer participate in the plan. The amendment will reduce service costs and retirement medical benefit expense in 2009. As a result of amending the plan, a curtailment gain of $26 million was recorded in cost of goods sold during the three-month period ended June 30, 2009.

    9.  INCOME TAXES

        During the third quarter of 2008, the Company recorded a $123 million charge to establish valuation allowances against all future tax assets in the United States.

        The valuation allowances were required in the United States based on historical consolidated losses at the Company's U.S. operations, that were expected to continue in the near-term, the accelerated deterioration of near-term automotive market conditions in the United States and the significant and inherent uncertainty as to the timing of when the Company would be able to generate the necessary level of earnings to recover these future tax assets.

    10. STOCK-BASED COMPENSATION

        (a) Incentive Stock Option Plan

            The following is a continuity schedule of options outstanding (number of options in the table below are expressed in whole numbers):
                              2009                           2008
               ------------------------------ ------------------------------
               Options outstanding            Options outstanding
               -------------------            -------------------
                                    Number of                      Number of
                          Exercise    options            Exercise    options
                Number of    price    exercis- Number of    price    exercis-
                  options       (i)      able    options       (i)      able
    -------------------------------------------------------------------------
    Beginning
     of period  2,746,145    82.01  2,724,145  2,942,203    82.66  2,912,877
    Granted     1,075,000    33.09          -      5,000    74.50          -
    Exercised           -        -          -     (1,230)   55.00     (1,230)
    Cancelled      (1,085)   68.55     (1,085)   (10,000)   97.47    (10,000)
    Vested              -        -      2,000          -        -     10,326
    -------------------------------------------------------------------------
    March 31    3,820,060    68.25  2,725,060  2,935,973    82.61  2,911,973
    Exercised           -        -          -       (383)   55.00       (383)
    Cancelled     (14,359)   79.16     (4,359)         -        -          -
    Vested              -        -      1,000          -        -      1,000
    -------------------------------------------------------------------------
    June 30     3,805,701    68.20  2,721,701  2,935,590    82.62  2,912,590
    Exer-
     cised(ii)    (30,289)   63.02    (30,289)         -        -          -
    Cance-
     lled(ii)    (166,411)   63.02   (166,411)      (880)   71.71       (880)
    Vested              -        -      1,000          -        -      3,000
    -------------------------------------------------------------------------
    September
     30         3,609,001    68.49  2,526,001  2,934,710    82.62  2,914,710
    Granted             -        -          -      5,000    35.75          -
    Exercised     (16,500)   63.02    (16,500)         -        -          -
    Cancelled     (17,229)   68.74    (17,229)  (193,565)   90.08   (193,565)
    Vested              -        -      2,000          -        -      3,000
    -------------------------------------------------------------------------
    December
     31         3,575,272    68.51  2,494,272  2,746,145    82.01  2,724,145
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    (i) The exercise price noted above represents the weighted average exercise price in Canadian dollars.

    (ii) On August 12, 2009, following approval by the Company's Corporate Governance and Compensation Committee and in accordance with the Amended and Restated Incentive Stock Option Plan, the Company granted stock appreciation rights ("SARs") to certain executives in respect of 191,700 previously granted and unexercised stock options.

         On August 14, 2009, 166,411 SARs were exercised and an equal number of previously granted and unexercised stock options were surrendered and cancelled. On exercise of the SARs, the executives received, in aggregate, cash of $1 million, representing an amount equal to the difference between the aggregate fair market value of the shares covered by the surrendered options and the aggregate exercise price of such surrendered options. Fair market value was determined based on the weighted average closing price of the Company's Class A Subordinate Voting Shares on the New York Stock Exchange for the five consecutive trading days ending on the trading day immediately prior to the date of exercise.

         In addition, during the third quarter of 2009, 25,289 SARs were cancelled upon exercise of the corresponding number of options.

            The weighted average assumptions used in measuring the fair value of stock options granted or modified and the compensation expense recorded in selling, general and administrative expenses are as follows:

                                                               Year ended
                                                              December 31,
                                                           ------------------
                                                            2009        2008
            -----------------------------------------------------------------

            Risk free interest rate                        1.66%       2.71%
            Expected dividend yield                        2.05%       2.02%
            Expected volatility                              31%         27%
            Expected time until exercise                 4 years     4 years
            -----------------------------------------------------------------

            Weighted average fair value of options
             granted or modified in period (Cdn$)         $ 7.20     $ 10.76
            -----------------------------------------------------------------

            Compensation expense recorded in selling, general and administrative expenses during the three months and year ended December 31, 2009 was $2 million (2008 - nil), and $4 million (2008 - nil), respectively.

        (b) Long-term retention program

            Information about the Company's long-term retention program is as follows:

                                                        December    December
                                                        31, 2009    31, 2008
            -----------------------------------------------------------------

            Class A Subordinate Voting Shares awarded
             and not released                            685,989     780,609
            -----------------------------------------------------------------

             Reduction in stated value of Class A
              Subordinate Voting Shares                $      45   $      51
            -----------------------------------------------------------------

             Unamortized compensation expense recorded
              as a reduction of shareholders' equity   $      30   $      36
            -----------------------------------------------------------------

            Compensation expense recorded in selling, general and administrative expenses during the three months and year ended December 31, 2009 was $2 million (2008 - $6 million), and
            $8 million (2008 - $12 million), respectively.

    11. CAPITAL STOCK

        (a) Changes in Class A Subordinate Voting Shares for the three-month period and year ended December 31, 2009 consist of the following (numbers of shares in the following table are expressed in whole numbers):

                                                         Subordinate Voting
                                                      -----------------------
                                                       Number of      Stated
                                                          shares       value
            -----------------------------------------------------------------

            Issued and outstanding at
             December 31, 2008                       111,879,059   $   3,605
            Issued under the Dividend
             Reinvestment Plan                             7,183           -
            Release of restricted stock                        -           6
            -----------------------------------------------------------------
            Issued and outstanding at March 31
             and June 30, 2009                       111,886,242   $   3,611
            Issued under the Incentive
             Stock Option Plan                            30,289           1
            -----------------------------------------------------------------
            Issued and outstanding at
             September 30, 2009                      111,916,531   $   3,612
            Issued under the Incentive
             Stock Option Plan                            16,500           1
            -----------------------------------------------------------------
            Issued and outstanding at
             December 31, 2009                       111,933,031   $   3,613
            -----------------------------------------------------------------
            -----------------------------------------------------------------

        (b) The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at February 23, 2010 were exercised or converted:

            Class A Subordinate Voting and Class B Shares        112,670,110
            Stock options(i)                                       3,544,522
            -----------------------------------------------------------------
                                                                 116,214,632
            -----------------------------------------------------------------
            -----------------------------------------------------------------

           (i) Options to purchase Class A Subordinate Voting Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to the Company's stock option plans.

    12. CONTRIBUTED SURPLUS

        Contributed surplus consists primarily of accumulated stock option compensation expense less the fair value of options at the grant date that have been exercised and credited to Class A Subordinate Voting Shares and the accumulated restricted stock compensation expense. The following is a continuity schedule of contributed surplus:

                                                            2009        2008
        ---------------------------------------------------------------------

        Balance, beginning of period                   $      67  $       58
          Stock-based compensation expense                     2           2
          Release of restricted stock                         (6)         (4)
        ---------------------------------------------------------------------
          Balance, March 31,                                  63          56
          Stock-based compensation expense                     3           2
        ---------------------------------------------------------------------
          Balance, June 30,                                   66          58
          Stock-based compensation expense                     3           1
          Exercise of stock appreciation rights
           (note 10 (a) (ii))                                 (1)          -
        ---------------------------------------------------------------------
          Balance, September 30,                              68          59
          Stock-based compensation expense                     2          14
          Release of restricted stock                          -          (6)
          Redemption of restricted stock units                (7)          -
        ---------------------------------------------------------------------
        Balance, end of year                           $      63   $      67
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

    13. ACCUMULATED OTHER COMPREHENSIVE INCOME

        The following is a continuity schedule of accumulated other comprehensive income:

                                                            2009        2008
        ---------------------------------------------------------------------
        Accumulated net unrealized gains on
         translation of net investment in foreign
         operations
          Balance, beginning of period                 $     447   $   1,360
          Net unrealized (losses) gains on translation
           of net investment in foreign operations          (135)         50
          Repurchase of shares                                 -         (15)
        ---------------------------------------------------------------------
          Balance, March 31                                  312       1,395
          Net unrealized gains on translation of net
           investment in foreign operations                  228          10
          Repurchase of shares                                 -         (17)
        ---------------------------------------------------------------------
          Balance, June 30                                   540       1,388
          Net unrealized gains (losses) on translation
           of net investment in foreign operations           261        (238)
          Reclassification of gain on translation of
           net investment in foreign operations
           to net loss                                         -        (116)
        ---------------------------------------------------------------------
          Balance, September 30                              801       1,034
          Net unrealized gains (losses) on translation
           of net investment in foreign operations            53        (587)
        ---------------------------------------------------------------------
          Balance, December 31                               854         447
        ---------------------------------------------------------------------

        Accumulated net loss on cash flow hedges(i)
          Balance, beginning of period                      (113)        (10)
          Net unrealized gains (losses) on cash flow hedges    4         (13)
          Reclassifications of net losses (gains)
           on cash flow hedges to net income (loss)           34          (5)
        ---------------------------------------------------------------------
          Balance, March 31                                  (75)        (28)
          Net unrealized gains on cash flow hedges            41          19
          Reclassifications of net losses on
           cash flow hedges to net income (loss)               9           3
        ---------------------------------------------------------------------
          Balance, June 30                                   (25)         (6)
          Net unrealized losses on cash flow hedges          (13)        (12)
          Reclassifications of net losses (gains) on
           cash flow hedges to net income (loss)               8          (1)
        ---------------------------------------------------------------------
          Balance, September 30                              (30)        (19)
          Net unrealized gains on cash flow hedges             9         (96)
          Reclassifications of net losses on cash
           flow hedges to net income (loss)                    8           2
        ---------------------------------------------------------------------
          Balance, December 31                               (13)       (113)
        ---------------------------------------------------------------------
        Total accumulated other comprehensive income   $     841   $     334
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        (i) The amount of income tax benefit (expense) that has been netted in the amounts above is as follows:

                                                            2009        2008
            -----------------------------------------------------------------

            Balance, beginning of period               $      48   $       4
            Net unrealized (gains) losses on
             cash flow hedges                                 (4)          6
            Reclassifications of net gains (losses)
             on cash flow hedges to net (loss) income        (15)          2
            -----------------------------------------------------------------
            Balance, March 31                                 29          12
            Net unrealized gains on cash flow hedges          (9)         (8)
            Reclassifications of net losses on cash
             flow hedges to net (loss) income                 (3)         (1)
            -----------------------------------------------------------------
            Balance, June 30                                  17           3
            Net unrealized gains on cash flow hedges           3           4
            Reclassifications of net (gains) losses
             on cash flow hedges to net (loss) income         (4)          1
            -----------------------------------------------------------------
            Balance, September 30                             16           8
            Net unrealized gains on cash flow hedges         (17)         40
            Reclassifications of net (gains) losses
             on cash flow hedges to net (loss) income         (1)          -
            -----------------------------------------------------------------
            Balance, December 31                       $      (2)  $      48
            -----------------------------------------------------------------
            -----------------------------------------------------------------

        The amount of other comprehensive income that is expected to be reclassified to net income over the next 12 months is $2 million (net of income taxes of $3 million).

    14. CAPITAL DISCLOSURES

        The Company manages capital in order to ensure the Company has adequate borrowing capacity and financial structure to allow financial flexibility and to provide an adequate return to shareholders. In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, issue new shares, purchase shares for cancellation, or increase or decrease the amount of debt outstanding.

        The Company monitors capital using the ratio of debt to total capitalization. Debt includes bank indebtedness and term debt as shown in the balance sheets. Total capitalization includes debt and all components of shareholders' equity.

        The Company's capitalization and debt to total capitalization is as follows:

                                                        December    December
                                                        31, 2009    31, 2008
        ---------------------------------------------------------------------

        Liabilities
          Bank indebtedness                            $      48   $     909
          Long-term debt due within one year                  16         157
          Long-term debt                                     115         143
        ---------------------------------------------------------------------
                                                             179       1,209
        Shareholders' equity                               7,360       7,363
        ---------------------------------------------------------------------
        Total capitalization                           $   7,539   $   8,572
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        Debt to total capitalization                        2.4%       14.1%
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

    15. FINANCIAL INSTRUMENTS

        (a) The Company's financial assets and financial liabilities consist of the following:

                                                        December    December
                                                        31, 2009    31, 2008
            -----------------------------------------------------------------

            Held for trading
              Cash and cash equivalents                $   1,334   $   2,757
              Investment in ABCP                              85          64
            -----------------------------------------------------------------
                                                       $   1,419   $   2,821
            -----------------------------------------------------------------
            -----------------------------------------------------------------

            Held to maturity investments
              Severance investments                    $       7   $       9
            -----------------------------------------------------------------
            -----------------------------------------------------------------

            Loans and receivables
              Accounts receivable                      $   3,062   $   2,821
              Long-term receivables included
               in other assets                                50          67
              Income taxes receivable                         50          11
            -----------------------------------------------------------------
                                                       $   3,162   $   2,899
            -----------------------------------------------------------------
            -----------------------------------------------------------------

           Other financial liabilities
              Bank indebtedness                        $      48   $     909
              Long-term debt (including portion due
               within one year)                              131         300
              Accounts payable                             3,001       2,744
              Accrued salaries and wages                     372         448
              Other accrued liabilities                      862         835
            -----------------------------------------------------------------
                                                       $   4,414   $   5,236
            -----------------------------------------------------------------
            -----------------------------------------------------------------

        (b) Fair value

            The Company determined the estimated fair values of its financial instruments based on valuation methodologies it believes are appropriate; however, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

            Cash and cash equivalents, bank indebtedness, accounts payable, accrued salaries and wages, other accrued liabilities and income taxes receivable.

            Due to the short period to maturity of the instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of fair values.

            Investments

            At December 31, 2009, the Company held Canadian third party asset-backed commercial paper ("ABCP") with a face value of Cdn$134 million. The carrying value and estimated fair value of this investment was Cdn$88 million (December 31, 2008 -
            Cdn$79 million). As fair value information is not readily determinable for the Company's investment in ABCP, the fair value was based on a valuation technique estimating the fair value from the perspective of a market participant.

            In addition, fair value information is not readily available for the Company's investment in equity accounted investees. However, management believes the market value to be in excess of the carrying value of these investments.

            Term debt

            The Company's term debt includes $16 million due within one year. Due to the short period to maturity of this debt, the carrying value as presented in the consolidated balance sheet is a reasonable estimate of its fair value. The fair value of the Company's long-term debt, based on the current rates for debt with similar terms and maturities, is not materially different from its carrying value.

        (c) Credit risk

            The Company's financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable, held to maturity investments, and foreign exchange forward contracts with positive fair values.

            The Company's held for trading investments include an investment in ABCP. Given the continuing uncertainties regarding the value of the underlying assets, the amount and timing over cash flows and the risk of collateral calls in the event that spreads widened considerably, the Company could be exposed to further losses on its investment.

            Cash and cash equivalents, which consists of short-term investments, are only invested in governments, bank term deposits and bank commercial paper with an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in certain governments or any major financial institution.

            The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions that the Company anticipates will satisfy their obligations under the contracts.

            In the normal course of business, the Company is exposed to credit risk from its customers, substantially all of which are in the automotive industry and are subject to credit risks associated with the automotive industry. Sales to the Company's three largest customers, General Motors, BMW and Ford for the three months and year ended December 31, 2009 represented 47% and 49% of the Company's total sales, respectively.

            For the three months and year ended December 31, 2009, sales to the Company's six largest customers (including the Detroit 3) represented 81% and 82% of the Company's total sales, respectively, and substantially all of our sales are to customers in which the Company has ongoing contractual relationships.

        (d) Currency risk

            The Company is exposed to fluctuations in foreign exchange rates when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in currencies other than the facilities' functional currency, or when materials and equipment are purchased in currencies other than the facilities' functional currency. In an effort to manage this net foreign exchange exposure, the Company employs hedging programs, primarily through the use of foreign exchange forward contracts.

            As at December 31, 2009, the net foreign exchange exposure was not material.

        (e) Interest rate risk

            The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities. In particular, the amount of interest income earned on our cash and cash equivalents is impacted more by the investment decisions made and the demands to have available cash on hand, than by movements in the interest rates over a given period.

            In addition, the Company is not exposed to interest rate risk on its term debt instruments as the interest rates on these instruments are fixed.

    16. SEGMENTED INFORMATION

                                                 Three months ended
                                                  December 31, 2009
                              -----------------------------------------------
                                                                       Fixed
                                   Total    External                  assets,
                                   sales       sales      EBIT(i)        net
    -------------------------------------------------------------------------

    North America
      Canada                   $   1,165   $   1,055               $     668
      United States                1,189       1,128                     691
      Mexico                         431         392                     372
      Eliminations                  (124)          -                       -
    -------------------------------------------------------------------------
                                   2,661       2,575    $      84      1,731
    Europe
      Euroland                     2,082       2,034                   1,070
      Great Britain                  231         231                      67
      Other European countries       375         335                     367
      Eliminations                   (57)          -                       -
    -------------------------------------------------------------------------
                                   2,631       2,600         (202)     1,504
    Rest of World                    253         237           18        186
    Corporate and Other             (126)          7          (26)       390
    -------------------------------------------------------------------------
    Total reportable segments  $   5,419   $   5,419   $     (126)     3,811
    Current assets                                                     6,303
    Investments, goodwill and
     other assets                                                      2,189
    -------------------------------------------------------------------------
    Consolidated total assets                                      $  12,303
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------


                                            Three months ended
                                             December 31, 2008
                                                                       Fixed
                                   Total    External                  assets,
                                   sales       sales      EBIT(i)        net
    -------------------------------------------------------------------------

    North America
      Canada                   $   1,121   $   1,036               $     682
      United States                1,263       1,216                     806
      Mexico                         453         415                     374
      Eliminations                  (150)          -                       -
    -------------------------------------------------------------------------
                                   2,687       2,667   $     (91)      1,862
    Europe
      Euroland                     1,702       1,637                   1,107
      Great Britain                  270         270                      66
      Other European countries       168         137                     191
      Eliminations                   (45)          -                       -
    -------------------------------------------------------------------------
                                   2,095       2,044         (75)      1,364
    Rest of World                    130         121           3         173
    Corporate and Other              (76)          4         (16)        302
    -------------------------------------------------------------------------
    Total reportable segments  $   4,836   $   4,836   $    (179)      3,701
    Current assets                                                     7,351
    Investments, goodwill and
     other assets                                                      2,137
    -------------------------------------------------------------------------
    Consolidated total assets                                      $  13,189
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------


                                                    Year ended
                                                December 31, 2009
                               ----------------------------------------------
                                                                       Fixed
                                   Total    External                  assets,
                                   sales       sales      EBIT(i)        net
    -------------------------------------------------------------------------

    North America
      Canada                   $   3,597   $   3,230               $     668
      United States                3,935       3,750                     691
      Mexico                       1,305       1,166                     372
      Eliminations                  (538)          -                       -
    -------------------------------------------------------------------------
                                   8,299       8,146   $    (113)      1,731
    Europe
      Euroland                     6,843       6,693                   1,070
      Great Britain                  748         748                      67
      Other European countries     1,145       1,026                     367
      Eliminations                  (178)          -                       -
    -------------------------------------------------------------------------
                                   8,558       8,467        (415)      1,504
    Rest of World                    786         734          43         186
    Corporate and Other             (276)         20         (19)        390
    -------------------------------------------------------------------------
    Total reportable segments  $  17,367   $  17,367   $    (504)      3,811
    Current assets                                                     6,303
    Investments, goodwill and
     other assets                                                      2,189
    -------------------------------------------------------------------------
    Consolidated total assets                                      $  12,303
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------


                                                   Year ended
                                               December 31, 2008
                             ------------------------------------------------
                                                                       Fixed
                                   Total    External                  assets,
                                   sales       sales      EBIT(i)        net
    -------------------------------------------------------------------------

    North America
      Canada                   $   5,480   $   5,134               $     682
      United States                5,250       5,043                     806
      Mexico                       1,840       1,649                     374
      Eliminations                  (653)          -                       -
    -------------------------------------------------------------------------
                                  11,917      11,826   $    (106)      1,862
    Europe
      Euroland                     9,608       9,383                   1,107
      Great Britain                1,160       1,157                      66
      Other European countries       903         761                     191
      Eliminations                  (240)          -                       -
    -------------------------------------------------------------------------
                                  11,431      11,301         241       1,364
    Rest of World                    611         560          32         173
    Corporate and Other             (255)         17          99         302
    -------------------------------------------------------------------------
    Total reportable segments  $  23,704   $  23,704   $     266       3,701
    Current assets                                                     7,351
    Investments, goodwill and
     other assets                                                      2,137
    -------------------------------------------------------------------------
    Consolidated total assets                                      $  13,189
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    (i) EBIT represents operating income (loss) before interest income or expense.

    17. COMPARATIVE FIGURES

        Certain of the comparative figures have been reclassified to conform to the current period's method of presentation.